UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

S1 Corporation
(Name of Subject Company)

S1 Corporation
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78463B101
(CUSIP Number of Class of Securities)

Gregory D. Orenstein, Esq.
Senior Vice President, Chief Legal Officer and Secretary
705 Westech Drive
Norcross, Georgia 30092
(404) 923-3500
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

Stuart G. Stein, Esq.
Daniel Keating, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-8575

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”), amends and restates in its entirety the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by S1 Corporation, a Delaware corporation (“S1” or the “Company”), on September 13, 2011, as amended by that certain Amendment No. 1 filed with the SEC on September 16, 2011 and this Amendment (as amended, the “Amended Schedule 14D-9”).

The Amended Schedule 14D-9 relates to the exchange offer by Antelope Investment Co. LLC, a Delaware limited liability company (“Antelope”) and wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase each outstanding share of S1 common stock for, at an S1 stockholder’s election, 0.3148 shares of ACI common stock or $10.00 in cash (less applicable withholding taxes and without interest), subject to certain proration procedures, set forth in the Prospectus/Offer to Exchange, dated October 13, 2011, which forms a part of ACI’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-176557) filed with the SEC on October 13, 2011 and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to Amendment No. 6 to ACI Schedule TO (the “Schedule TO”) under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed on October 13, 2011. The Schedule TO was originally filed on August 30, 2011 and the original Prospectus/Offer to Exchange, dated August 30, 2011, filed with the SEC as Exhibit (a)(1)(A) to the Tender Offer Statement under Section 14(d)(1) of the Exchange Act, and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to the Tender Offer Statement, set forth the terms of ACI’s and Antelope’s original exchange offer.

This Amendment is being filed to report, among other things, the Company’s execution of a transaction agreement with ACI and Antelope and a change of the recommendation of the Company’s board of directors with respect to Antelope’s exchange offer. See Item 4 for a discussion of these matters.

Item 1.	Subject Company Information.

Item 1 is hereby amended and restated in its entirety as follows:

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with its exhibits and annexes, this “Schedule 14D-9”) relates is S1 Corporation, a Delaware corporation (“S1” or the “Company”). The principal executive offices of S1 are located at 705 Westech Drive, Norcross, Georgia 30092. The telephone number of the principal executive offices of S1 is (404) 923-3500. S1’s website is www.s1.com. The information on S1’s website should not be considered part of this Schedule 14D-9.

(b)	Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is S1’s common stock, par value $0.01 per share (the “S1 Common Stock”). As of October 10, 2011, there were 55,020,843 shares of S1 Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Item 2 is hereby amended and restated in its entirety as follows:

(a)	Name and Address

S1 is the person filing this Schedule 14D-9. S1’s name, business address and business telephone number are set forth in Item 1(a).

(b)	Exchange Offer

The Schedule 14D-9, as amended by this Amendment, relates to the exchange offer by Antelope, disclosed in the Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Antelope and ACI with the Securities and Exchange Commission (the “SEC”) on August 30, 2011, as amended by Amendment No. 1 thereto filed with the SEC on September 7, 2011, as amended by Amendment No. 2 thereto filed with the SEC on September 15, 2011, as amended by Amendment No. 3 thereto filed with the SEC on September 21, 2011, as amended by Amendment No. 4 thereto filed with the SEC on September 28, 2011, as amended by Amendment No. 5 thereto filed with the SEC on October 3, 2011 and as amended by Amendment No. 6 thereto filed with the SEC on October 13, 2011 (together, the “Amended Exchange Offer”), and pursuant to which Antelope has offered to purchase each outstanding share of S1 Common Stock for, at an S1 stockholder’s election, 0.3148 shares of ACI common stock, par value $0.005 per share (“ACI Shares”), or $10.00 in cash (less applicable withholding taxes and without interest), which we refer to as the offer price. The offer price is subject to the proration procedures set forth in the Prospectus/Offer to Exchange, dated October 13, 2011 (the “Amended Prospectus/Offer to Exchange”), which forms a part of ACI’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 filed with the SEC on October 13, 2011, and the related Letter of Election and Transmittal (“Amended Election and Transmittal Letter”), filed with the SEC as Exhibit (a)(1)(B) to the Schedule TO. ACI’s initial Schedule TO contained the original Prospectus/Offer to Exchange, dated August 30, 2011, filed with the SEC as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to the Schedule TO, which set forth ACI’s and Antelope’s original offer to purchase each outstanding share of S1 common stock for, at an S1 stockholder’s election, 0.2800 ACI Shares or $10.00 in cash (less applicable withholding taxes and without interest), subject to certain proration procedures (the “Original Exchange Offer”).

The Amended Exchange Offer is being made pursuant to a Transaction Agreement, dated as of October 3, 2011 (as such agreement may be amended from time to time, the “Transaction Agreement”), among ACI, Antelope and S1. The consummation of the Amended Exchange Offer will be conditioned on (i) the satisfaction of the “minimum tender condition” (as described below), (ii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in the United States, and (iii) other customary closing conditions. There is no financing condition to the Amended Exchange Offer. The “minimum tender condition” requires that, prior to the expiration of the Amended Exchange Offer, there be validly tendered and not properly withdrawn at least a number of shares of S1 Common Stock that, together with the shares of S1 Common Stock owned by ACI and Antelope (if any), constitutes a majority of the shares of S1 Common Stock issued and outstanding on a fully diluted basis. Based on the foregoing and as of October 10, 2011, S1 believes that the “minimum tender condition” would be satisfied if 28,924,585 shares of S1 Common Stock are validly tendered and not withdrawn prior to the expiration of the Amended Exchange Offer (not including shares tendered pursuant to procedures for guaranteed delivery). The Transaction Agreement provides, among other things, that following completion of the Amended Exchange Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Transaction Agreement, including, if required, a vote of S1’s stockholders with respect to the adoption of the Transaction Agreement, Antelope will be merged with and into S1, with S1 surviving as a wholly owned subsidiary of ACI; alternatively, the parties may agree to effect ACI’s acquisition of S1 through the merger of S1 with and into Antelope, with Antelope surviving as a wholly owned subsidiary of ACI (collectively, the “Merger”). At the effective time of the Merger (the “Effective Time”), each remaining issued and outstanding share of S1 Common Stock (other than shares held in treasury by S1 or owned by ACI or its wholly owned subsidiaries, certain restricted shares converted into restricted ACI Shares pursuant to the Transaction Agreement, and shares held by stockholders who have properly exercised dissenters’ rights under Section 262 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”)), will be automatically converted into the right to receive $6.62 in cash, without interest, and 0.1064 ACI Shares (the “Merger Consideration”).

Subject to the Transaction Agreement’s terms, S1 has granted Antelope an irrevocable option (the “Top-Up Option”) to purchase that number of newly issued shares of S1 that is equal to the lowest number of shares of S1 Common Stock that, when added to the number of S1 shares owned by ACI, Antelope and their respective subsidiaries and affiliates at the time of such exercise, shall constitute one share more than 90% of the S1 shares then outstanding (determined after giving effect to the issuance of the S1 shares upon exercise of the Top-Up Option). If ACI, Antelope or their subsidiaries acquire more than 90% of the S1 shares, including through exercise of the Top-Up Option, ACI will complete the Merger through the “short form” procedures available under Delaware law.

The treatment of S1’s outstanding equity awards under the terms of the Transaction Agreement is described below in Item 3 “Past Contacts, Transactions, Negotiations and Agreements.” A copy of the Transaction Agreement is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 3, 2011 and is incorporated herein by reference. The Transaction Agreement is summarized in the Amended Prospectus/Offer to Exchange.

The Transaction Agreement governs the contractual rights among S1, ACI and Antelope in relation to the Amended Exchange Offer and the Merger. Certain representations and warranties in the Transaction Agreement were used for the purpose of allocating risk between S1 and ACI, rather than establishing matters of fact. Accordingly, the representations and warranties in Transaction Agreement may not constitute the actual state of facts about S1, ACI or Antelope.

The Amended Exchange Offer will expire at 5:00 p.m., Eastern time, on October 31, 2011, unless extended. Shares of S1 Common Stock exchanged pursuant to the Amended Exchange Offer may be withdrawn at any time prior to the expiration time, but not during any subsequent offering period.

The foregoing summary of the Amended Exchange Offer is qualified in its entirety by the more detailed description and explanation contained in the Amended Prospectus/Offer to Exchange and the Amended Election and Transmittal Letter.

The Schedule TO states that the principal executive offices of Antelope and ACI are located at 6600 Coventry Drive, Elkhorn, Nebraska 68022 and that the telephone number of Antelope and ACI is (402) 778-2183.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and restated in its entirety as follows.

(a)	Conflicts of Interest

Except as set forth in herein, including in Exhibits or amendments hereto, or in the excerpts of the Company’s 2011 Definitive Proxy Statement, filed with the SEC on April 8, 2011 and incorporated by reference into this Item 3 (the “2011 Proxy Statement”), as of the date hereof, to the knowledge of S1, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) any of Antelope, ACI or their respective executive officers, directors or affiliates.

Any information contained in the pages from the 2011 Proxy Statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

In considering the Company’s board of directors’ recommendation with respect to the Amended Exchange Offer, you should be aware that the Company’s executive officers and directors might have interests in the Amended Exchange Offer that may be different from, or in addition to, the interests of the Company’s stockholders generally. These additional interests are described below. The Company’s board of directors was aware of these interests and considered them, among other matters, when it determined to recommend that S1 stockholders tender their shares in the Amended Exchange Offer.

Interests of Executive Officers and Directors of S1 in the Amended Exchange Offer

Equity Awards.  Executive officers and directors holding equity awards under the S1 Corporation 2003 Stock Incentive Plan, as Amended and Restated Effective February 26, 2008 (the “Stock Incentive Plan”), other than the awards of Transaction Restricted Stock described below, would receive compensation or accelerated vesting of their equity awards under the Stock Incentive Plan in connection with the Amended Exchange Offer and the Merger. Pursuant to the Stock Incentive Plan, all outstanding equity awards other than “Transaction Restricted Stock” awards are subject to accelerated vesting or payment of compensation upon the occurrence of a “corporate transaction” (as defined under the Stock Incentive Plan). The Amended Exchange Offer and the Merger would be a corporate transaction for purposes of the Stock Incentive Plan. Executive officers and directors holding equity awards under the S1 Corporation 1997 Stock Option Plan (the “1997 Plan”) and the Security First Technologies Corporation 1998 Directors’ Stock Option Plan (the “1998 Plan”) would also receive compensation related to these equity awards in connection with the Amended Exchange Offer and the Merger.

Options Exercised under 1997 Plan and 1998 Plan.  Pursuant to, and as further described in, the Transaction Agreement, holders of all outstanding options under the 1997 Plan and the 1998 Plan may elect to exercise their outstanding options under the 1997 Plan and the 1998 Plan during the period that commences on the date of the Transaction Agreement and ends on the date before the Effective Time (the “Exercise Period”). If any such exercise relates to options that would become exercisable only at the Effective Time, such exercise will be contingent until, and will become effective only upon, the occurrence of the Effective Time. Any exercises made during the Exercise Period will be effective as of immediately prior to the Effective Time. Any shares issuable upon such exercise will be deemed for all purposes to be issued and outstanding immediately prior to the Effective Time and will have the right to receive the Merger Consideration.

All Other Options and Stock Appreciation Rights.  Options that are outstanding as of immediately prior to the Effective Time under the Stock Incentive Plan, options that are outstanding as of immediately prior to the Effective Time under the 1997 Plan and 1998 Plan and are not exercised before the end of the Exercise Period, all other options to acquire shares of S1 Common Stock and all stock appreciation rights (SARs) will be terminated and canceled at the Effective Time. The holder of each stock option under the Stock Incentive Plan and each other vested option or SAR canceled in the manner described in the preceding sentence will, subject to any required tax withholding, be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of the “Blended Value” over the exercise price per share, if any, subject to such option or SAR, as applicable, and (ii) the total number of shares subject to such option or SAR, as applicable, as in effect immediately prior to the Effective Time. “Blended Value” means the sum of (1) $6.62 plus (2) an amount equal to the product (rounded to the nearest cent) of 0.1064 times the volume weighted average sales price per ACI Share for the ten consecutive days that ACI Shares have traded ending on and including the second clear trading day immediately prior to the Effective Time as reported on the Nasdaq Stock Market (the “Average Per Share Price”). If the consideration described above is zero or a negative number as of the Effective Time, the option or SAR will be canceled and no amount will be paid with respect to such option or SAR.

Restricted Stock (other than Transaction Restricted Stock) and Restricted Units.  Pursuant to, and as further described in, the Transaction Agreement, each outstanding vested share of restricted S1 Common Stock (other than the Transaction Restricted Stock described below), restricted stock unit and restricted cash unit will be treated as an outstanding fully vested share of S1 Common Stock and the holder thereof will have the right to receive the Merger Consideration therefor.

Transaction Restricted Stock.  The Company did not make certain grants of restricted stock in the Spring of 2011 because of then-ongoing discussions relating to strategic transactions. Accordingly, the Company is permitted under the terms of the Transaction Agreement to grant prior to the Merger an aggregate of 608,475 shares of restricted S1 Common Stock (the “Transaction Restricted Stock”) under the Stock Incentive Plan to certain employees and directors. The Transaction Restricted Stock will vest with respect to 25% of the award on each anniversary of the grant date such that the entire award will be vested on the fourth anniversary of the grant date. Awards to employees will not be accelerated by reason of the Amended Exchange Offer or the Merger but will be subject to accelerated vesting if the employee’s service is terminated by the Company or its successors or affiliates other than for “cause” prior to the first anniversary of the date of the closing of the Merger; or upon the occurrence of a “corporate transaction” (within the meaning of the Stock Incentive Plan) other than the Amended Exchange Offer and the Merger. Company directors will no longer serve as such upon completion of the Merger and awards to directors will be subject to accelerated vesting upon the occurrence of a “corporate transaction”, including the Amended Exchange Offer and the Merger. The Transaction Restricted Stock award agreements will not be subject to any existing agreements between the Company and the award recipient.

Effective as of the closing of the Merger, the Stock Incentive Plan and the Transaction Restricted Stock award agreements with employees will be amended to the extent necessary to conform to the terms of ACI’s 2005 Equity and Performance Incentive Plan to the extent not inconsistent with the preceding paragraph, provided that no amendments requiring stockholder approval will be made. As of the Effective Time, the shares of unvested

Transaction Restricted Stock will be converted into a number of unvested restricted shares of ACI common stock equal to the number of unvested shares of Transaction Restricted Stock multiplied by a fraction, the numerator of which is the Blended Value, and the denominator of which is the Average Per Share Price. No fraction of a share of ACI common stock will be issued to represent any fractional share interest in ACI common stock, but in lieu thereof the recipient will receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the Average Per Share Price.

Retention Bonuses.  The Company is permitted under the terms of the Transaction Agreement to grant, by action of the Compensation Committee of the Company’s board of directors, cash retention bonuses in an aggregate amount not to exceed $1.0 million to those persons whose contribution and retention it deems necessary to preserve Company value following the closing of the Merger. Payment of any retention bonus will be contingent on either the (i) recipient’s continued employment with the Company (or its successors or affiliates) on the first anniversary of the closing of the Merger or (ii) termination of the recipient’s employment without “cause” by the Company (or its successors or affiliates) prior to the first anniversary of the closing of the Merger. Cash retention bonuses may not be paid to Johann Dreyer — Chief Executive Officer, Paul Parrish — Chief Financial Officer, Greg Orenstein — Senior Vice President Corporate Development, Chief Legal Officer and Secretary, Jan Kruger — President of the Company’s global large financial institutions business, Pierre Naude — President of the Company’s U.S. branch and community financial business, and Francois van Schoor — President of the Company’s global payments business.

Performance Bonuses.  The Transaction Agreement provides that amounts earned under the Company’s 2011 bonus plan(s) with respect to the second half of 2011 will, in the aggregate, be not less than the aggregate amount of expenses recorded under the respective plan(s) for the first half of 2011, subject to all other terms of the bonus plan(s) and severance policies in effect on the date of the Transaction Agreement. The Company may make these payments at the time(s) contemplated by the respective plans.

Directors’ Deferred Compensation Plan.  Amounts payable under the Directors’ Deferred Compensation Plan are included under the caption “Effect of the Amended Exchange Offer on Shares of S1 Common Stock held by Directors and Executive Officers — Consideration Payable Pursuant to the Amended Exchange Offer”. The balance credited to each directors’ Deferred Compensation Plan account will be paid to the participant in the form of the Merger Consideration, irrespective of the participant’s elections, on the date of a “change in control event” as defined in the Deferred Compensation Plan. The Amended Exchange Offer and the Merger will be a “change in control event” for purposes of the Deferred Compensation Plan.

Potential Change in Control Payments to Executive Officers.  Pursuant to the terms of agreements with Messrs. Dreyer, Parrish, Orenstein, Kruger, Naude and van Schoor, each of these executives is entitled to compensation in case of, among other things, termination by the Company without “cause” or by the executive with “good reason,” each referred to as a qualifying termination. Certain portions of this compensation are payable only if the qualifying termination occurs within two years after a “change of control.” The Amended Exchange Offer would constitute a “change in control” for purposes of these agreements. Each of Messrs. Dreyer, Parrish, Orenstein, Kruger, Naude and van Schoor will not receive the compensation described below unless his employment with the Company is terminated by the Company without cause or by the executive with good reason.

A summary of the terms “cause” and “good reason” follows:

•	“Cause” means:

•	the indictment by a grand jury (with respect to Messrs. Parrish, Kruger, Naude and van Schoor) or conviction of a felony or a crime involving moral turpitude (excluding a traffic violation not involving any period of incarceration) or the willful commission of any other act or omission involving dishonesty or fraud with respect to, and materially adversely affecting the business affairs of, the Company or any of its subsidiaries or any of their customers or suppliers;

•	conduct tending to bring the Company or any of its subsidiaries into substantial public disgrace or disrepute that causes substantial and material injury to the business and operations of the Company or such subsidiary;

•	substantial and repeated failure to perform duties of the office held by the executive as reasonably directed by the Company (other than any such failure resulting from the executive’s incapacity due to injury or illness), and such failure is not cured within 30 days after the executive receives written notice thereof from the Company that specifically identifies the manner in which the Company believes the executive has not performed the executive’s duties;

•	gross negligence or willful misconduct with respect to the Company or any of its subsidiaries that causes substantial and material injury to the business and operations of the Company or such subsidiary; or

•	any material breach of the executive’s Confidentiality, Non-Disclosure and Non-Solicitation Agreement with the Company.

•	“Good Reason” means:

•	any requirement by the Company, without the written consent of the executive, that the executive relocate to a place more than 50 miles from Norcross, Georgia to perform his duties;

•	with respect to Messrs. Parrish, Kruger, Naude and van Schoor, without the written consent of the executive, a material reduction or change in the executive’s reporting, duties and/or job title and a reduction in the executive’s base salary or annual bonus potential; or

•	with respect to Messrs. Dreyer and Orenstein, a material reduction, without the executive’s written consent, in the scope of the executive’s duties including, without limitation, any transaction that results in the executive reporting to anyone in a position having less authority than the person to whom he reported immediately before such transaction or, in the event the Company is not the parent corporation of any controlled group of which the Company is a member, the failure, without the executive’s written consent, to offer the executive a position with such parent corporation involving the same or substantially equivalent duties;

provided that in each of the circumstances set forth in the three immediately preceding bullet points (i) the executive provides written notice to the Company of such action, (ii) the Company does not remedy such action within 30 days, and (iii) the executive resigns within 30 days following the Company’s failure to remedy such action.

The Transaction Agreement provides that prior to the closing of the Merger, S1 may offer to each of Messrs. Dreyer, Parrish, Orenstein, Kruger, Naude and van Schoor amendments to their severance contracts which, subject to their agreement, would provide for increased severance payments (as described below) in exchange for agreeing to confidentiality, non-solicitation and non-competition covenants for time periods specified below on terms similar to those used under ACI’s standard change in control severance agreement. These contract amendments are subject to the approval of the applicable executive.

Johann Dreyer.  If the Company terminates Mr. Dreyer’s employment without cause or he terminates his employment for good reason, he will be entitled under his current agreement to receive the severance and other benefits described below:

•	Continued payment of his annual base salary for one year;

•	A pro rata portion of the annual bonus that would have been payable for the calendar year of termination had employment not terminated;

•	Reimbursement of COBRA premiums for one year;

•	A cash payment equal to the average annual bonus paid to Mr. Dreyer for the previous three calendar years; and

•	To the extent not already fully vested under the terms of the Transaction Agreement, full vesting of all restricted stock and option awards (this benefit is provided only if termination occurs within two years after a change in control). If termination does not occur within two years after a change in control, vesting of all restricted stock and option awards that would have vested during the 24 months following termination.

Mr. Dreyer’s agreement also provides that his unvested options and shares of restricted stock that do not, by their terms, become fully vested and exercisable as a result of a change in control will vest as of the date of the change in control to the extent of (i) two-thirds of the unvested shares multiplied by (ii) a fraction, the numerator of which is the number of full calendar months between (a) the most recent date on which such option and restricted stock grant became vested and exercisable (the “Most Recent Vesting Date”) and (b) the date of the change in control, and the denominator of which is the number of full calendar months between the Most Recent Vesting Date and the date on which such option and restricted stock grant would have become fully vested and exercisable as a result of his continued employment by the Company, assuming such employment continued (the “Remaining Vesting Term”). Additionally, as of the end of each full calendar month commencing on or after the date of the change in control, so long as Mr. Dreyer’s continuous employment by the Company has not ended, each such option and restricted stock grant shall become vested and exercisable to the extent of two-thirds of the unvested shares divided by the number of full calendar months in the Remaining Vesting Term.

If Mr. Dreyer executes the amendment offered to him by the Company, he would be entitled to (i) payment of three times his annual base salary over a one-year period in place of the one-year annual base salary continuation described above and (ii) payment of three times the average annual bonus paid to Mr. Dreyer for the previous three calendar years instead of the payment of the average annual bonus described above. In exchange for these increased severance benefits, Mr. Dreyer would be subject to confidentiality, non-solicitation and non-competition covenants on terms similar to those used under ACI’s standard change in control severance agreement. The time periods for the non-solicitation and non-competition covenants shall extend for three years following Mr. Dreyer’s termination of employment.

In the event the above payments and benefits constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by Mr. Dreyer would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment, then the total amount of such payments and benefits will be reduced to the maximum after-tax amount that Mr. Dreyer could receive without causing any payment to be considered a parachute payment.

Assuming that the closing of the Merger occurs on October 31, 2011, Mr. Dreyer experiences a qualifying termination of employment as of that date, and Mr. Dreyer did not accept the amendment described above, he would be entitled to receive approximately $598,121 in cash and benefits under the terms of his current agreement with the Company. If Mr. Dreyer accepted the amendment described above, he would be entitled to receive approximately $1,757,783 in cash and benefits. These amounts do not include the value of the accelerated vesting of restricted stock and option awards. The value of the accelerated vesting of restricted stock and option awards is described under the caption “Effect of the Amended Exchange Offer on Shares of S1 Common Stock held by Directors and Executive Officers — Consideration Payable Pursuant to the Amended Exchange Offer.”

Paul M. Parrish.  The current agreement between the Company and Mr. Parrish provides that if the Company terminates his employment without cause or he terminates his employment for good reason, he will be entitled to receive the severance and other benefits described below:

•	Continued payment of his annual base salary for one year;

•	A pro rata portion of the annual bonus that would have been payable for the calendar year of termination had employment not terminated;

•	Reimbursement of COBRA premiums for one year;

•	A cash payment equal to the average annual bonus paid to Mr. Parrish for the previous three calendar years; and

•	To the extent not already fully vested under the terms of the Transaction Agreement, full vesting of all restricted stock and option awards (this benefit is provided only if termination occurs within two years after a change in control).

If Mr. Parrish executes the amendment offered to him by the Company, he would be entitled to (i) payment of two times his annual base salary over a one-year period in place of the one-year base salary continuation described above and (ii) payment of two times the average annual bonus paid to Mr. Parrish for the previous three calendar years instead of the payment of the average annual bonus described above. In exchange for these increased severance benefits, Mr. Parrish would be subject to confidentiality, non-solicitation and non-competition covenants on terms similar to those used under ACI’s standard change in control severance agreement. The time periods for the non-solicitation and non-competition covenants shall extend for two years following Mr. Parrish’s termination of employment.

In the event the above payments and benefits constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by Mr. Parrish would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment, then the total amount of such payments and benefits will be reduced to the maximum after-tax amount that Mr. Parrish could receive without causing any payment to be considered a parachute payment.

Assuming that the closing of the Merger occurs on October 31, 2011, Mr. Parrish experiences a qualifying termination of employment as of that date, and Mr. Parrish did not accept the amendment described above, he would be entitled to receive approximately $380,228 in cash and benefits under the terms of his current agreement with the Company. If Mr. Parrish accepted the amendment described above, he would be entitled to receive approximately $741,670 in cash and benefits. These amounts do not include the value of the accelerated vesting of restricted stock and option awards. The value of the accelerated vesting of restricted stock and option awards is described under the caption “Effect of the Amended Exchange Offer on Shares of S1 Common Stock held by Directors and Executive Officers — Consideration Payable Pursuant to the Amended Exchange Offer.”

Gregory D. Orenstein.  The current agreement between the Company and Mr. Orenstein provides that if the Company terminates his employment without cause or he terminates his employment for good reason, he will be entitled to receive the severance and other benefits described below:

•	Continued payment of his annual base salary for one year;

•	A pro rata portion of the annual bonus that would have been payable for the calendar year of termination had employment not terminated;

•	Reimbursement of COBRA premiums for one year;

•	A cash payment equal to the average annual bonus paid to Mr. Orenstein for the previous three calendar years; and

•	To the extent not already fully vested under the terms of the Transaction Agreement, full vesting of all restricted stock and option awards (this benefit is provided only if termination occurs within two years after a change in control).

If Mr. Orenstein executes the amendment offered to him by the Company, he would be entitled to (i) payment of two times his annual base salary over a one-year period in place of the one-year base salary continuation described above and (ii) payment of two times the average annual bonus paid to Mr. Orenstein for the previous three calendar years instead of the payment of the average annual bonus described above. In exchange for these increased severance benefits, Mr. Orenstein would be subject to confidentiality, non-solicitation and non-competition covenants on terms similar to those used under ACI’s standard change in control severance agreement. The time periods for the non-solicitation and non-competition covenants shall extend for two years following Mr. Orenstein’s termination of employment.

In the event the above payments and benefits constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by Mr. Orenstein would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment, then the total amount of such payments and benefits will be reduced to the maximum after-tax amount that Mr. Orenstein could receive without causing any payment to be considered a parachute payment.

Assuming that the closing of the Merger occurs on October 31, 2011, Mr. Orenstein experiences a qualifying termination of employment as of that date, and Mr. Orenstein did not accept the amendment described above, he would be entitled to receive approximately $323,813 in cash and benefits under the terms of his current agreement with the Company. If Mr. Orenstein accepted the amendment described above, he would be entitled to receive approximately $628,841 in cash and benefits. These amounts do not include the value of the accelerated vesting of restricted stock and option awards. The value of the accelerated vesting of restricted stock and option awards is described under the caption “Effect of the Amended Exchange Offer on Shares of S1 Common Stock held by Directors and Executive Officers — Consideration Payable Pursuant to the Amended Exchange Offer.”

Jan Kruger.  The current agreement between the Company and Mr. Kruger provides that if the Company terminates his employment without cause or he terminates his employment for good reason, he will be entitled to receive the severance and other benefits described below:

•	Continued payment of his annual base salary for one year;

•	A pro rata portion of the annual bonus that would have been payable for the calendar year of termination had employment not terminated;

•	Reimbursement of COBRA premiums for one year;

•	A cash payment equal to the average annual bonus paid to Mr. Kruger for the previous three calendar years;

•	Reimbursement of up to $100,000 for relocation expenses if required to leave the United States as a result of termination (this amount is payable only if Mr. Kruger’s employment is terminated by the Company without cause); and

•	To the extent not already fully vested under the terms of the Transaction Agreement, full vesting of all restricted stock and option awards (this benefit is provided only if termination occurs within two years after a change in control).

If Mr. Kruger executes the amendment offered to him by the Company, he would be entitled to (i) payment of two times his annual base salary over a one-year period in place of the one-year base salary continuation described above and (ii) payment of two times the average annual bonus paid to Mr. Kruger for the previous three calendar years instead of the payment of the average annual bonus described above. In exchange for these increased severance benefits, Mr. Kruger would be subject to confidentiality, non-solicitation and non-competition covenants on terms similar to those used under ACI’s standard change in control severance agreement. The time periods for the non-solicitation and non-competition covenants shall extend for two years following Mr. Kruger’s termination of employment.

In the event the above payments and benefits constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by Mr. Kruger would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment, then the total amount of such payments and benefits will be reduced to the maximum after-tax amount that Mr. Kruger could receive without causing any payment to be considered a parachute payment.

Assuming that the closing of the Merger occurs on October 31, 2011, Mr. Kruger experiences a qualifying termination of employment as of that date, and Mr. Kruger did not accept the amendment described above, he would be entitled to receive approximately $524,379 in cash and benefits under the terms of his current agreement with the Company. If Mr. Kruger accepted the amendment described above, he would be entitled to receive approximately $929,973 in cash and benefits. These amounts do not include the value of the accelerated vesting of restricted stock and option awards. The value of the accelerated vesting of restricted stock and option awards is described under the caption “Effect of the Amended Exchange Offer on Shares of S1 Common Stock held by Directors and Executive Officers — Consideration Payable Pursuant to the Amended Exchange Offer.”

Pierre Naude and Francois van Schoor.  The current agreements between the Company and each of Messrs. Naude and van Schoor provide that if the Company terminates the executive’s employment without cause or the executive terminates his employment for good reason, the executive will be entitled to receive the severance and other benefits described below:

•	Continued payment of the employee’s base salary for one year;

•	A pro rata portion of the annual bonus that would have been payable for the calendar year of termination had employment not terminated;

•	Reimbursement of COBRA premiums for one year; and

•	To the extent not already fully vested under the terms of the Transaction Agreement, full vesting of all restricted stock and option awards (this benefit is provided only if termination occurs within two years after a change of control).

If Messrs. Naude and van Schoor execute the amendments offered to them by the Company, each executive would each be entitled to payment of two times his annual base salary over a one-year period in place of the one-year base salary continuation described above. In exchange for these increased severance benefits, Messrs. Naude and van Schoor would be subject to confidentiality, non-solicitation and non-competition covenants on terms similar to those used under ACI’s standard change in control severance agreement. The time periods for the non-solicitation and non-competition covenants shall extend for two years following Mr. Naude’s or Mr. van Schoor’s termination of employment.

In the event the above payments and benefits constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by Messrs. Naude or van Schoor, respectively, would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment, then the total amount of such payments and benefits will be reduced to the maximum after-tax amount that Messrs. Naude or van Schoor, respectively, could receive without causing any payment to be considered a parachute payment.

Assuming that the closing of the Merger occurs on October 31, 2011, Messrs. Naude and van Schoor experience qualifying terminations of employment as of that date, and Messrs. Naude and van Schoor did not accept the amendment described above, each of Messrs. Naude and van Schoor would be entitled to receive approximately $268,786 in cash and benefits under the terms of his current agreement with the Company. If Messrs. Naude and van Schoor accept the amendment described above, each would be entitled to receive approximately $518,786 in cash and benefits. These amounts do not include the value of the accelerated vesting of restricted stock and option awards. The value of the accelerated vesting of restricted stock and option awards is described under the caption “Effect of the Amended Exchange Offer on Shares of S1 Common Stock held by Directors and Executive Officers — Consideration Payable Pursuant to the Amended Exchange Offer.”

Effect of the Amended Exchange Offer on Shares of S1 Common Stock held by Directors and Executive Officers

Consideration Payable Pursuant to the Amended Exchange Offer.  If the Company’s directors and executive officers were to exchange any shares of S1 Common Stock that they beneficially own pursuant to the Amended Exchange Offer, they would receive the offer price, subject to proration, on the same terms and subject to the same conditions as the Company’s other stockholders. As of October 10, 2011, the Company’s directors and executive officers, as a group, beneficially owned an aggregate of 1,138,310 shares of S1 Common Stock (excluding for this purpose shares of S1 Common Stock underlying option rights, which are set forth in the table below, but including shares of S1 Common Stock issuable in connection with unvested restricted stock). If the Company’s directors and executive officers were to exchange all such shares of S1 Common Stock pursuant to the Amended Exchange Offer and all such shares were accepted for exchange, such directors and executive officers would receive, assuming full proration, an aggregate of approximately $10.9 million in cash consideration which includes approximately 121,109 ACI Shares, plus cash in lieu of any fractional shares. The beneficial ownership of each director and executive officer is further described under the caption “Security Ownership of Certain Beneficial Owners and Management — Stock Owned by Management and Directors” in Annex II attached to this Amendment.

As of October 10, 2011, the Company’s directors and executive officers, as a group, held options to purchase an aggregate of 2,883,052 shares of S1 Common Stock, with exercise prices ranging from $3.57 to $15.29 and an aggregate weighted average exercise price of $5.89 per share, of which 2,416,468 rights were vested and exercisable. The following table summarizes, with respect to each director and executive officer, the cash amount the director or executive officer would receive if his options were outstanding immediately prior to the Effective Time. The cash amount shown below is equal to the product of (i) the excess, if any, of the Blended Value over the exercise price per share, if any, subject to such option, as applicable, and (ii) the total number of shares subject to such option, as applicable, as in effect immediately prior to the Effective Time. The Blended Value is calculated by reference to the closing price for one ACI Share on October 10, 2011.

			S1 Shares	Total
	S1 Shares	Total Cash	Underlying	Cash Value
	Underlying Vested	Value (Vested	Unvested	(Unvested	Total
Name	Option Rights (#)	Option Rights)	Option Rights (#)	Option Rights)	Cash Value

John W. Spiegel	121,000	$417,890	—	$—	$417,890
Ram Gupta	66,000	204,790	—	—	204,790
M. Douglas Ivester	136,000	562,390	—	—	562,390
Thomas P. Johnson, Jr.	66,000	204,790	—	—	204,790
Gregory J. Owens	131,000	480,890	—	—	480,890
Edward Terino	51,000	134,140	—	—	134,140
Johann Dreyer	1,036,855	4,097,622	168,334	556,868	4,654,490
Paul M. Parrish	26,250	79,025	53,750	175,825	254,850
Jan Kruger	199,529	786,385	68,750	221,825	1,008,210
Pierre Naude	198,664	916,838	57,750	191,175	1,108,013
Francois van Schoor	153,127	620,726	60,250	199,150	819,876
Gregory D. Orenstein	231,043	739,870	57,750	191,175	931,045

As of October 10, 2011, the Company’s directors and executive officers, as a group, held 472,673 vested and exercisable SARs with an exercise price of $4.86 per share. The following table summarizes, with respect to each director and executive officer, the cash amount the director or executive officer would receive if his SARs were outstanding immediately prior to the Effective Time. The cash amount shown below is equal to the product of (i) the excess, if any, of the Blended Value over the exercise price per share, if any, subject to such SAR, as applicable, and (ii) the total number of shares subject to such SAR, as applicable, as in effect immediately prior to the Effective Time. The Blended Value is calculated by reference to the closing price for one ACI Share on October 10, 2011.

			S1 Shares	Total
	S1 Shares	Total Cash	Underlying	Cash Value
	Underlying Vested	Value (Vested	Unvested	(Unvested	Total
Name	SARs (#)	SARs)	SARs (#)	SARs)	Cash Value

John W. Spiegel	—	$—	—	$—	$—
Ram Gupta	—	—	—	—	—
M. Douglas Ivester	—	—	—	—	—
Thomas P. Johnson, Jr.	—	—	—	—	—
Gregory J. Owens	—	—	—	—	—
Edward Terino	—	—	—	—	—
Johann Dreyer	—	—	—	—	—
Paul M. Parrish	—	—	—	—	—
Jan Kruger	159,717	752,267	—	—	752,267
Pierre Naude	100,000	471,000	—	—	471,000
Francois van Schoor	159,717	752,267	—	—	752,267
Gregory D. Orenstein	53,239	250,756	—	—	250,756

The following table summarizes, with respect to each S1 director and executive officer, the aggregate cash consideration and number of shares of ACI Shares that would be payable, based on the Merger Consideration. The aggregate cash consideration and number of shares of ACI Shares shown in the following table represent the shares of restricted S1 Common Stock held by such person that were unvested as of October 10, 2011 and the vested deferred units held by such person as of October 10, 2011. As of that date, there were no vested shares of restricted stock. The stock component of the Merger Consideration was converted into a cash value by reference to the closing price for one ACI Share on October 10, 2011 and this amount was then added to the per share cash component of the Merger Consideration.

	Unvested			Shares of ACI
	Restricted	Vested Deferred	Aggregate Cash	Common
Name	Stock (#)	Units (#)	Consideration	Stock (#)(1)

John W. Spiegel	—	51,597	$493,915	5,489
Ram Gupta	—	—	—	—
M. Douglas Ivester	—	42,552	407,333	4,527
Thomas P. Johnson, Jr.	—	9,000	86,153	957
Gregory J. Owens	—	—	—	—
Edward Terino	—	9,000	86,153	957
Johann Dreyer	126,667	—	1,212,533	13,477
Paul M. Parrish	90,383	—	865,200	9,616
Jan Kruger	48,750	—	466,664	5,187
Pierre Naude	39,750	—	380,511	4,229
Francois van Schoor	40,750	—	390,083	4,335
Gregory D. Orenstein	39,750	—	380,511	4,229

(1)	Share numbers exclude fractional shares.

Indemnification and Insurance.  Section 145 of the DGCL (“Section 145”), permits the Company to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred in defense of any action (other than an action by or in the right of the Company) arising by reason of the fact that he or she is or was an officer or director of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits the Company to indemnify any such officer or director against expenses incurred in an action by or in the right of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, in which case court approval must be sought for indemnification. In addition, Section 145 permits the Company to advance expenses to such directors and officers prior to the final disposition of an action upon the receipt of an undertaking by such director or officer to repay such expenses if it shall ultimately be determined that such person was not entitled to indemnification. The statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. The statute provides that it is not exclusive of other indemnification that may be granted by the Company’s bylaws, a vote of stockholders or disinterested directors, agreement or otherwise. The statute permits purchase of liability insurance by the registrant on behalf of officers and directors, and the Company has purchased such insurance.

Section six of the Company’s amended and restated certificate of incorporation, as amended, requires indemnification to the fullest extent permitted under the DGCL of any person who was or is a party to or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her service as a director or officer of the Company, or at the request of the Company, as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The provisions require the Company to indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.

The Company may indemnify to the same extent any person who was or is a party to or is threatened to be made a party to any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the Company, or is or was serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The provisions permit the Company to indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.

Section six also states that the Company may advance expenses (including attorneys’ fees) incurred by a director or officer in advance of the final disposition of such action, suit or proceeding upon the receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to indemnification. The Company may advance such expenses incurred by an employee or agent under such terms and conditions, if any, as the board of directors deems appropriate.

The Company is party to indemnification agreements with each of its directors and executive officers. Under the terms of these agreements, the Company shall indemnify each such person against claims arising from their service as a director or officer of the Company, or at the request of the Company, as a director or officer of another entity. The indemnification agreements also permit the Company to advance expenses incurred by such persons prior to a final disposition of such claims, upon agreement to repay the Company if it shall ultimately be determined that such person is not entitled to indemnification.

The Transaction Agreement provides that from and after the Effective Time ACI will, and will cause the Company to, as the surviving corporation to the Merger (the “Surviving Corporation”), indemnify and hold harmless all current and former directors, officers and employees of the Company and its subsidiaries to the fullest extent permitted by law for any acts or omissions occurring prior to that time in their capacities as such. Further, ACI will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company and its subsidiaries under any indemnification (i) agreements between the Company or its subsidiaries and any current or former directors, officers or employees, in effect immediately prior to the date of the Transaction Agreement or, with ACI’s prior approval, after the date of the Transaction Agreement and (ii) provisions under the Company’s amended and restated certificate of incorporation, as amended, or bylaws.

Furthermore, prior to the Effective Time, the Company will endeavor to enter into a directors’ and officers’ liability insurance policy covering those who were covered by the Company’s directors’ and officers’ liability insurance policy immediately prior to the Effective Time for a period of seven years after the Effective Time. If the Company is unable to obtain such insurance, ACI will cause the Surviving Corporation to maintain in effect, for a period of seven years after the Merger’s closing date, a directors’ and officers’ liability policy, provided that ACI will not be required to pay annual premiums in excess of 250% of the amount of the annual premium currently paid by the Company for such coverage. If the annual premiums of such coverage exceed such amount, ACI will only be required to maintain the maximum amount of coverage as is reasonably available for 250% of such annual premium.

ACI will pay all reasonable expenses, including attorneys’ fees, that may be incurred by any indemnitee or other insured party in enforcing the indemnity and other obligations provided under the Transaction Agreement or other applicable indemnification obligations.

Representation on S1’s Board of Directors.  The Transaction Agreement provides that, promptly upon the purchase by Antelope pursuant to the Amended Exchange Offer of such number of shares of S1 Common Stock as would satisfy at least the “minimum tender condition” and from time to time thereafter, Antelope will be entitled to designate a number of directors, rounded up to the next whole number, on the S1 board of directors equal to the product of the total number of directors on the S1 board of directors (after giving effect to any increase in the number of directors pursuant to this sentence) and the percentage that such number of S1 shares so purchased bears to the total number of then-outstanding S1 shares on a fully diluted basis. Further, S1 will, upon Antelope’s request, increase the size of the S1 board of directors or seek and accept the resignations of incumbent directors as is necessary to provide Antelope with such level of representation. Additionally, subject to the applicable requirements of the Nasdaq Stock Market, the Company will use its commercially reasonable efforts to cause those directors designated by Antelope to constitute the same percentage of each committee of the Company’s board of directors as the percentage of the entire Company board of directors represented by the designees. Notwithstanding the foregoing, at least three of S1’s current directors who are independent directors (the “Continuing Directors”) will remain members of the S1 board of directors until the Effective Time in accordance with the Transaction Agreement.

Following the election or appointment of Antelope’s director designees and prior to the Effective Time, any action by the Company with respect to any of the following may only be authorized by, and shall require the authorization of, a majority of the Continuing Directors (or by the Continuing Director should there only be one):

•	any amendment, supplement, modification or waiver of any term of the Transaction Agreement;

•	any termination of the Transaction Agreement by the Company;

•	any extension of time for the performance of the obligations of ACI or Antelope under the Transaction Agreement;

•	any waiver of compliance with any of the agreements or conditions of the Transaction Agreement that are for the Company’s benefit;

•	any amendment to the Company’s certificate of incorporation or by-laws;

•	any material modification of any of the Company’s equity compensation plans;

•	any authorization of an agreement between the Company and any of its affiliates, on the one hand, and ACI, Antelope or any of their affiliates, on the other hand; or

•	any exercise of the Company’s rights or action to seek to enforce any of ACI’s or Antelope’s obligations under the Transaction Agreement.

Arrangements with ACI and/or Antelope.

Share Ownership.  As of October 10, 2011, ACI owned 1,107,000 shares of S1 Common Stock, representing approximately 2.0% of S1 Common Stock outstanding as of October 10, 2011.

Transaction Agreement.  The summary of the Transaction Agreement contained in the Amended Prospectus/Offer to Exchange is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 3, 2011 and incorporated herein by reference.

Confidentiality Agreement.  S1 and ACI entered into a confidentiality agreement on August 30, 2011 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of S1 and ACI agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes.

Item 4.	The Solicitation or Recommendation.

Item 4 is hereby amended and restated in its entirety as follows.

(a)	Recommendation

S1’s board of directors, after thorough consideration of the Amended Exchange Offer and the Transaction Agreement and consultation with legal counsel and financial advisors, unanimously (1) determined that the transactions contemplated by the Transaction Agreement are fair to and in the best interests of, S1 and the S1 stockholders; (2) approved the transactions contemplated by the Transaction Agreement; and (3) determined to recommend that the S1 stockholders accept the Amended Exchange Offer and tender their shares to Antelope pursuant to the Amended Exchange Offer.

Accordingly, and for the reasons described in more detail below, the S1 board of directors unanimously recommends that S1’s stockholders accept the Amended Exchange Offer and tender their shares of S1 Common Stock to Antelope pursuant to the Amended Exchange Offer.

The joint press release issued by S1 and ACI announcing the execution of the Transaction Agreement is filed as Exhibit (a)(19) hereto and is incorporated herein by reference.

(b)	Reasons

Background of the Amended Exchange Offer

During the last several years, representatives of the Company have engaged from time to time in discussions concerning strategic transactions or combinations involving other industry participants and have reviewed the substance of such discussions with members of the Company’s board of directors.

On August 30, 2010, Mr. Johann Dreyer, the Company’s Chief Executive Officer, met with the chief executive officer of ACI at the request of ACI’s chief executive officer. During that meeting, ACI’s chief executive officer expressed an interest in potentially acquiring the Company. On September 30, 2010, members of the Company’s senior management met with members of the senior management of ACI, at ACI’s request, to discuss ACI’s interest in acquiring the Company. Pursuant to the authorization of the Company’s board of directors, from time to time between October 2010 and February 2011, certain of the Company’s senior managers, representatives of the Company’s financial advisor, Raymond James & Associates, Inc., whom we refer to hereafter as Raymond James, and representatives of the Company’s external legal counsel, Hogan Lovells US LLP, whom we refer to hereafter as Hogan Lovells, held additional discussions with members of ACI’s senior management team and advisors concerning a possible transaction. During this time, the Company’s senior managers and representatives of Raymond James and Hogan Lovells periodically updated the Company’s board of directors as to the status of such discussions and the board members considered, among other things and in light of such discussions and their fiduciary responsibilities, as presented to them by representatives of Hogan Lovells, the likelihood of consummating a transaction with ACI. On November 19, 2010, ACI submitted to the Company a proposal to acquire the Company in an all cash transaction at a price of $8.40 per share. Following the submission of such proposal, the Company’s board of directors, at board meetings held on November 22, 2010 and December 1, 2010, considered, in light of their fiduciary responsibilities, as presented to the directors at board meetings by representatives of Hogan Lovells, ACI’s proposal and the likelihood of consummating a transaction with ACI. On December 9, 2010, Mr. Dreyer and Mr. John W. Spiegel, Chairman of the Company’s board of directors, spoke with ACI’s chief executive officer regarding ACI’s November 19th proposal. As a follow-up to that call, on December 20, 2010, ACI presented a draft definitive merger agreement to the Company. On February 18, 2011, pursuant to the determination by the Company’s board of directors that the Company should focus on executing its long-term business plan, the Company terminated discussions with ACI.

On March 3, 2011, the executive assistant to Mr. Reuven Ben Menachem, the Chief Executive Officer of Fundtech Ltd. (“Fundtech”), inquired as to whether Mr. Dreyer was available to meet with Mr. Ben Menachem when Mr. Ben Menachem was expected to be in Atlanta, Georgia on other business. Mr. Dreyer and Mr. Ben Menachem agreed to meet on April 8, 2011.

In the interim, in late March 2011, ACI’s chief executive officer initiated contact with the Company in order to reengage in discussions concerning an acquisition of the Company. On April 5, 2011, Mr. Dreyer and Mr. Spiegel met in person in Atlanta, Georgia with ACI’s chief executive officer.

On April 8, 2011, Mr. Dreyer and Mr. Ben Menachem met in person and discussed the merits of a potential strategic combination of the Company and Fundtech.

On April 12, 2011, members of the Company’s senior management met in New York with members of the senior management of Fundtech and discussed potential synergies between the companies. Prior to the beginning of the meeting, the Company and Fundtech executed a non-disclosure agreement. On that same date, ACI’s chief executive officer contacted Messrs. Dreyer and Spiegel with a proposal (including a revised draft of a definitive merger agreement) to acquire the Company at a price of $8.40 per share of the Company, 55% of which was to be paid in cash and 45% in ACI Shares.

On April 15, 2011, a representative of Raymond James held a discussion with one of ACI’s financial advisors concerning ACI’s proposal. The representatives had additional contacts from time to time concerning the proposal between April 15, 2011 and June 14, 2011.

On April 17, 2011, Mr. Ben Menachem communicated to Mr. Dreyer Fundtech’s desire to continue to engage in discussions with the Company’s representatives concerning a potential strategic combination.

During a meeting of the Company’s board of directors held on May 2, 2011, members of the Company’s senior management briefed the board concerning the discussions held with Fundtech’s representatives and the contacts between representatives of the Company and ACI. The board members considered written materials prepared and delivered by Raymond James concerning the two potential transactions and engaged in extensive discussions regarding the merits of the two potential transactions, including each transaction’s anticipated execution risk. Following such consideration and discussions, the board determined that a strategic combination with Fundtech should be further pursued.

On May 6, 2011, members of the Company’s senior management traveled to Tel Aviv, Israel to hold additional discussions with Fundtech’s representatives and to meet with representatives of Clal Industries and Investments Ltd., Fundtech’s largest shareholder, whom we refer to hereafter as Clal. On May 7, 2011, members of the senior management of the Company and Fundtech met and discussed a framework for a transaction and certain potential key transaction terms. Specifically, the parties discussed, among other things, (i) the structure of a transaction, (ii) the exchange ratio and (iii) the possibility of Messrs. Dreyer and Ben Menachem serving as co-chief executive officers of the combined company, with Mr. Dreyer and Mr. Ben Menachem having primary responsibility for the Americas and international operations, respectively. Further, the parties discussed the relative percentage of ownership that stockholders of the Company and Fundtech would have in the combined company and the combined company’s expected cash balance. The parties came to a general understanding, in light of the respective market capitalizations of the Company and Fundtech, that stockholders of the Company would hold 55% of the combined company’s outstanding common stock and former shareholders of Fundtech would hold 45%. In light of the combined company’s expected cash balance post-closing, the parties also considered the payment of a cash dividend in connection with the transaction in an amount between $0.50 and $0.60 per share. On May 8, 2011, members of the senior management of the Company and Fundtech met to further discuss these matters with representatives of Clal. During the meeting, the parties came to a general understanding regarding the structure of a transaction and certain transaction terms, including that stockholders of the Company would hold 55% of the combined company’s outstanding common stock and former shareholders of Fundtech would hold 45% and that prior to the effective time of the merger between the Company and Fundtech, each of the Company and Fundtech would pay a cash dividend of $0.60 per share.

On May 11, 2011, at a meeting of the Company’s board of directors, members of the Company’s senior management briefed the board on the substance of the discussions held in Tel Aviv and discussed a proposed due diligence process and transaction timeline.

On May 19, 2011 and May 20, 2011, senior managers and representatives of the Company and Fundtech met in person in New York to make detailed presentations covering their respective businesses and to conduct a preliminary due diligence review of each company’s businesses and operations. On May 20, 2011, counsel for Fundtech circulated a first draft of the definitive merger agreement (the “Fundtech Merger Agreement”) to the Company for review. Between May 20, 2011 and June 26, 2011, the parties engaged in negotiations concerning the terms of the transaction.

On May 24, 2011, at a meeting of the Company’s board of directors, members of the Company’s senior management briefed the board on the status of the ongoing discussions with Fundtech and the results of the preliminary due diligence review of Fundtech.

Upon the agreement of each of the Company and Fundtech, on May 25, 2011, senior managers and representatives of the Company and Fundtech met in person in New York to further undertake due diligence and discuss potential synergies between the parties. At this meeting, the parties also discussed further the merits and amount of any cash dividends.

On June 3, 2011, members of the senior management of the Company and Fundtech met and discussed the potential corporate structure of a combined company, the proposed responsibilities of certain key members of the parties’ respective management teams in a combined company, and certain of the specific terms of a potential transaction.

On June 6, 2011, the Company’s board of directors met with its advisors and certain members of senior management to discuss the status of negotiations and due diligence with Fundtech and recent inquiries by ACI and its financial advisor.

On June 14, 2011, at the direction of the Company’s board of directors following its consideration of ACI’s proposal and of the likelihood of consummating a transaction with ACI, Messrs. Dreyer and Spiegel informed ACI’s chief executive officer that the Company was not interested in pursuing the proposed transaction with ACI. Later that afternoon, the Company’s board of directors met with its advisors and members of senior management to discuss matters relating to the negotiations with and diligence of Fundtech and the communications that occurred earlier that day with ACI’s chief executive officer. The Company also executed an amendment to its existing engagement letter with Raymond James to address a potential transaction with Fundtech. Additionally, on this date, Fundtech, in response to news articles and in compliance with Clal’s disclosure obligation in Israel, publicly announced that it was in preliminary discussions regarding potential transactions, including a merger transaction with a company based in the United States.

From June 16, 2011 to June 19, 2011, members of the Company’s senior management met in New York with members of Fundtech’s senior management and further discussed specific details of a potential transaction between the Company and Fundtech. On June 16, 2011, Mr. Dreyer and Mr. Ben Menachem discussed a management structure under which Mr. Dreyer would serve as the chief executive officer and Mr. Ben Menachem would serve as executive chairman of the combined company. Following this discussion and during negotiations which occurred from June 16, 2011 to June 26, 2011 regarding this and other governance matters, the parties developed and negotiated Exhibit C to the Fundtech Merger Agreement which would serve as a framework to allocate responsibilities between Messrs. Dreyer and Ben Menachem in these respective roles. Additionally, on June 16, 2011, representatives of Fundtech communicated that Fundtech no longer supported the payment of cash dividends, and the parties agreed during subsequent meetings that it would be appropriate for the combined company’s board of directors, following the closing of the merger, to consider all available options to maximize stockholder value, including a stock buyback. At the meetings held in person in New York during this period and continuing through June 26, 2011, the parties also reconfirmed their prior agreement concerning the structure of the transaction and sought to achieve consensus on specific aspects of the Fundtech Merger Agreement. In-depth discussions were held repeatedly concerning, among other things, (i) non-solicitation provisions, (ii) termination provisions and fees, and (iii) a voting agreement to be executed by Clal and the specific conditions under which such agreement would terminate. Further, from June 16, 2011 to June 26, 2011, the parties negotiated the terms of a registration and information rights agreement that the Company would, following consummation of a transaction and upon request and subject to the terms of the Fundtech Merger Agreement, enter into with certain shareholders of Fundtech.

On June 19, 2011, the Company’s board of directors met with its advisors and certain members of senior management. At the meeting, members of the Company’s senior management, representatives of PricewaterhouseCoopers LLP, whom we refer to hereafter as PwC (which had been engaged by the Company to undertake financial due diligence on Fundtech), Raymond James and Hogan Lovells, reviewed for the board, among other things, the status of the negotiations, preliminary diligence results, certain financial matters, the directors’ fiduciary duties, and the draft Fundtech Merger Agreement. The Company and Fundtech continued to negotiate transaction terms and conduct due diligence following the meeting.

On June 26, 2011, the Company’s board of directors met with representatives of Hogan Lovells, Raymond James, PwC and certain members of the Company’s senior management to consider the proposed transaction. Following a report to the board concerning the results of the Company’s due diligence review of Fundtech, a representative of Hogan Lovells advised the board of directors of its fiduciary duties and, along with members of the Company’s senior management, reviewed the terms of the draft Fundtech Merger Agreement with the board and answered questions from the board members about the transaction. A representative of Raymond James then presented Raymond James’ financial analysis of the proposed transaction and orally expressed Raymond James’

opinion (subsequently confirmed in writing) that as of such date, based upon and subject to the considerations, assumptions, qualifications and limitations set forth in the opinion, the exchange ratio of 2.72 shares of the Company’s common stock for each ordinary share of Fundtech issued and outstanding immediately prior to the effective time of the merger was fair, from a financial point of view, to the Company. Thereafter, the board of directors, having taken into consideration the information presented, including the opinion of Raymond James, unanimously determined that the merger was advisable, fair to and in the best interests of the Company and its stockholders and approved, subject to the approval of the Company’s stockholders, the Fundtech Merger Agreement and the transactions contemplated thereby. Promptly following the vote of the members of the Company’s board of directors, Raymond James delivered its written fairness opinion, dated June 26, 2011, a copy of which is attached as Annex C to the Company’s definitive proxy statement dated August 19, 2011.

Following the approval of the boards of directors of the Company and Fundtech, the parties executed the Fundtech Merger Agreement and certain related agreements on June 26, 2011 and issued a joint press release announcing the transaction on the morning of June 27, 2011.

On July 26, 2011, the Company received an unsolicited written proposal from ACI to acquire the Company for $9.50 per share in a mix of cash and common stock of ACI. On that date, the Company publicly announced that it had received ACI’s unsolicited proposal and that the Company’s board of directors would evaluate the terms of ACI’s proposal in a manner consistent with its obligations under the Fundtech Merger Agreement and applicable Delaware law. On August 2, 2011, the Company announced that its board of directors, after thorough consideration and consultation with its legal and financial advisors, had rejected ACI’s proposal and affirmed its commitment to the Company’s pending business combination with Fundtech. Later that day, ACI publicly reaffirmed its proposal.

On August 11, 2011, the Company announced that it had set August 18, 2011 as the record date and September 22, 2011 as the date of the special meeting of the Company’s stockholders to consider proposals related to the merger with Fundtech. On August 25, 2011, the Company received an unsolicited, revised cash and stock proposal from ACI to acquire the Company. On that date, the Company publicly announced that its board of directors would evaluate the terms of ACI’s revised proposal in a manner consistent with its obligations under the Fundtech Merger Agreement and applicable Delaware law, and would consider such options or alternatives that it believed to be in the best interests of the Company’s stockholders.

On August 25, 2011, ACI filed with the SEC and began mailing its proxy statement soliciting votes “against” the proposals to be voted on at the special meeting of the Company’s stockholders to consider proposals related to the merger with Fundtech.

On August 26, 2011, ACI withdrew its initial HSR Act filing and refiled it on August 29, 2011 in order to permit the antitrust authorities to have additional time to review the filing. On September 27, 2011, ACI withdrew its filing under the HSR Act and refiled it on September 28, 2011 so that the waiting period now expires, unless terminated earlier or extended, at 11:59 p.m., Eastern Time, on October 28, 2011.

On August 29, 2011, after the Company’s board of directors determined that the conditions to the Fundtech Merger Agreement that would permit discussions with a third party had been satisfied, an authorized representative of the Company contacted a representative of ACI to discuss the value and certainty of closure of ACI’s revised acquisition proposal. On August 30, 2011, ACI commenced the Original Exchange Offer. On that date and at a meeting on September 7, 2011, the Company’s board of directors met with its advisors and certain members of the Company’s senior management to consider, among other things, the terms of the Original Exchange Offer.

Between August 30, 2011 and October 3, 2011, senior managers and representatives of the Company and ACI had additional discussions regarding ACI’s revised acquisition proposal and conducted diligence of the companies’ respective businesses and operations.

On September 8, 2011, the Company announced that it had rescheduled the special meeting of its stockholders to October 13, 2011, a date which was closer to the date of Fundtech’s special general meeting of its shareholders.

On September 12, 2011, the Company’s board of directors met with its advisors and certain members of senior management. At that meeting, the Company’s board of directors reviewed and discussed, among other things, the status of discussions with ACI concerning ACI’s revised acquisition proposal and also the Company’s recommendation with respect to the Original Exchange Offer. Representatives of the Company and ACI continued to hold discussions concerning ACI’s revised acquisition proposal following the meeting.

On September 13, 2011, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and released a letter to its stockholders in which it responded to the Original Exchange Offer. The Company’s board of directors recommended that Company stockholders not tender their shares pursuant to the Original Exchange Offer and described certain concerns regarding the Original Exchange Offer, including with respect to the timing of the launch of the Original Exchange Offer, the conditions to the Original Exchange Offer, the consideration and value offered by ACI, the use of debt financing, the tax consequences of the Original Exchange Offer and certain assertions by ACI in the Original Exchange Offer, including with respect to the terms and conditions of ACI’s revised acquisition proposal and S1’s track record of creating stockholder value.

On September 14, 2011, the Company’s board of directors met with its advisors and certain members of senior management to review the status of discussions with ACI regarding the terms of its revised acquisition proposal and the status of the merger with Fundtech. At that meeting, the board of directors was informed that Fundtech had communicated that its board of directors had determined to (i) submit a notice to the Company of its intent to change its recommendation with respect to the pending merger with the Company, (ii) terminate the Fundtech Merger Agreement, and (iii) enter into a written definitive agreement with entities formed by GTCR Fund X/A LP and its affiliated entities, whom we refer to hereafter as GTCR, by which GTCR would acquire Fundtech in an all-cash transaction.

On September 15, 2011, the Company announced that Fundtech had delivered the above-referenced notice to the Company. The Company’s board of directors determined not to revise the Company’s proposal to acquire Fundtech and instead to terminate the Fundtech Merger Agreement. The Company announced on September 16, 2011 that it had terminated the Fundtech Merger Agreement and received an $11.9 million termination fee from Fundtech. The Company also announced that (i) its special meeting of stockholders scheduled for October 13, 2011 was canceled and (ii) despite its determination to terminate the Fundtech Merger Agreement, the Company’s board of directors had not changed its recommendation with respect to the Original Exchange Offer. Additionally, on that date, ACI filed with the SEC an amendment to its Registration Statement on Form S-4 relating to the Original Exchange Offer.

On September 16, 2011, the Company filed with the SEC an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, reporting that the Company’s board of directors had not changed its recommendation with respect to the Original Exchange Offer.

On September 18, 2011, the Company received from ACI proposed language relating to antitrust matters and certainty of closure ACI proposed to include in a transaction agreement between the Company and ACI. Following receipt of such language, senior managers and representatives of the Company and ACI held additional discussions regarding the terms of ACI’s revised acquisition proposal.

On September 21, 2011, ACI filed with the SEC an amendment to its Registration Statement on Form S-4 relating to the Original Exchange Offer. The amendment disclosed, among other things, that between August 31, 2011 and September 20, 2011, senior managers and representatives of ACI and S1 had additional discussions regarding ACI’s revised acquisition proposal.

On September 22, 2011, members of the Company’s and ACI’s senior management held a conference call to discuss certain diligence matters.

On September 25, 2011, ACI’s chief executive officer, the chairman of the Company’s board of directors and the Company’s chief executive officer met in person to further discuss specific elements of a potential transaction between the companies. Among other things, the parties discussed (i) the price per share of S1 Common Stock offered by ACI, (ii) ACI’s willingness to strengthen its previously proposed undertaking to obtain clearance under the HSR Act or pay a break-up fee in the event such clearance was not obtained, (iii) employee retention matters, and (iv) integration and transition matters. ACI’s chief executive officer indicated that ACI might be willing to increase the cash component of its proposal from $6.20 to $6.42 per share of S1 Common Stock, assuming full proration, and agree to strengthen its covenant relating to obtaining clearance of the transaction under the HSR Act, including holding separate or divesting Company assets, but that ACI would not also agree to a break-up fee if HSR Act clearance was not obtained and would only agree to an increase in the value offered if all other issues were resolved to its satisfaction. The Company’s chairman indicated that he did not believe that the proposed increase in value was sufficient.

On September 27, 2011, the Company’s board of directors met with its advisors and certain members of senior management present to review the status of discussions with ACI and to consider the relative merits of the adoption of a shareholder rights plan to give the Company greater leverage to negotiate against ACI or consider its strategic alternatives in the event that the Original Exchange Offer was not extended beyond its original expiration date of September 28, 2011.

On September 28, 2011, ACI’s chief executive officer and the chairman of the Company’s board of directors discussed, among other things, the value of ACI’s acquisition proposal. During the discussion, ACI’s chief executive officer offered to increase the value of the cash component of ACI’s acquisition proposal from $6.20 to $6.62. Additionally, later that day, ACI announced that Antelope had extended the Original Exchange Offer until October 31, 2011, unless further extended.

On September 29, 2011, the Company’s board of directors met with its advisors and certain members of senior management to review the status of discussions with ACI. The board received an update as to the matters discussed between ACI’s chief executive officer and the Company’s chairman on September 28, 2011. Following the meeting, senior managers and representatives of the Company and ACI had additional discussions and exchanged drafts of the Transaction Agreement.

On October 2, 2011, the Company’s board of directors met with representatives of Hogan Lovells, Raymond James, PwC and certain members of the Company’s senior management to consider the possible transaction with ACI. Following a report to the board concerning the results of the Company’s due diligence review of ACI, a representative of Hogan Lovells advised the board of directors of its fiduciary duties and, along with members of the Company’s senior management, reviewed the terms of the Transaction Agreement with the board and answered questions from the board members about the transaction. A representative of Raymond James then presented Raymond James’ financial analysis of the proposed transaction and orally expressed Raymond James’ opinion (subsequently confirmed in writing) that as of such date, based upon and subject to the considerations, assumptions, qualifications and limitations set forth in the opinion, the offer price and the Merger Consideration, were fair, from a financial point of view, to the Company’s stockholders (see Item 4(c) below for a discussion of Raymond James’ fairness opinion). Thereafter, the board of directors, having taken into consideration the information presented, including the opinion of Raymond James and the other information presented at that and prior board meetings, unanimously determined that the transaction with ACI as proposed was advisable, fair to and in the best interests of the Company and its stockholders and approved the Transaction Agreement and the transactions contemplated thereby. Raymond James later delivered its written fairness opinion, dated October 3, 2011, a copy of which is attached as Annex I hereto.

Following the approval of the boards of directors of the Company and ACI, the parties executed the Transaction Agreement on October 3, 2011 and issued a joint press release announcing the transaction on the morning of that day. ACI also filed with the SEC on that date an amendment to its Schedule TO which reported the Transaction Agreement and communicated the terms of the Amended Exchange Offer.

On October 13, 2011, ACI filed with the SEC Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 relating to the Amended Exchange Offer and the Merger.

Reasons for the Recommendation of S1’s Board of Directors

S1’S BOARD OF DIRECTORS, AFTER CAREFUL CONSIDERATION, (1) HAS UNANIMOUSLY DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTION AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, S1 AND THE S1 STOCKHOLDERS; (2) HAS UNANIMOUSLY APPROVED THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTION AGREEMENT; AND (3) UNANIMOUSLY RECOMMENDS THAT THE S1 STOCKHOLDERS ACCEPT THE AMENDED EXCHANGE OFFER AND TENDER THEIR S1 SHARES TO ANTELOPE PURSUANT TO THE AMENDED EXCHANGE OFFER.

In evaluating the Transaction Agreement and the other transactions contemplated thereby, including the Amended Exchange Offer and the Merger, the Company’s board of directors consulted with the Company’s advisors and senior management, and considered a number of factors in determining that the Amended Exchange Offer is in the best interests of S1’s stockholders and to recommend that all holders of S1 Common Stock tender their shares pursuant to the Amended Exchange Offer, including the following:

Enhanced Consideration.  Under the Transaction Agreement, ACI will acquire S1 for a blended value of $9.55 per share as of September 30, 2011, consisting of $6.62 per share in cash and 0.1064 shares of ACI common stock, assuming full proration, which represents an increase of $0.42 per share in cash from ACI’s previous offer.

Terms of the Transaction Agreement.  The Company’s board of directors concluded that the Transaction Agreement’s terms, including the respective representations, warranties and covenants and the termination rights of the parties, supported its recommendation with respect to the Amended Exchange Offer and that certain additional terms represented a significant improvement from prior ACI proposals. More specifically, the Company’s board of directors considered the following provisions, among others:

Exchange Offer.  The Transaction Agreement provides that ACI would amend the Original Exchange Offer to reflect the execution of the Transaction Agreement and the terms thereof as promptly as reasonably practicable and that the consummation of the Amended Exchange Offer would be followed by the Merger, thereby enabling S1’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares. The Transaction Agreement further provides that if the approval of the Company’s stockholders of the Transaction Agreement (the “Company Stockholder Approval”) is required by applicable law, the Company will convene a stockholder meeting in order to obtain such approval and ACI would cause the Merger to become effective as promptly as practicable thereafter.

No Financing Condition.  ACI’s and Antelope’s respective obligations under the Amended Exchange Offer are not subject to any financing condition. ACI and Antelope represented in the Transaction Agreement that they will have at and after the date and time that S1 shares are accepted for payment in the Amended Exchange Offer (the “Acceptance Time”) and at the Effective Time sufficient funds to pay all amounts required to be paid under the Transaction Agreement.

Antitrust Covenant.  The Transaction Agreement provides that ACI, if necessary to avoid the entry of an injunction sought or issued by the United States Department of Justice (the “DOJ”) (a “DOJ Impediment”), will be required to offer to the DOJ that it or its subsidiaries take, and, if such offer is accepted by the DOJ, use its best efforts to eliminate any DOJ Impediment. For this purpose, ACI’s “best efforts to eliminate any DOJ Impediment” will require that ACI use its best efforts to effect, such of the following as may be necessary to avoid a DOJ Impediment: (i) the sale, holding separate, licensing, modifying or otherwise disposing of all or any portion of the business, assets or properties of the Company or its subsidiaries, whether located in or outside the United States, (ii) conducting or limiting the conduct of the business, assets or properties of the Company or its subsidiaries, whether located in or outside the United States, in a specified manner, or (iii) the Company or its subsidiaries’ entry with the DOJ into any agreement, settlement, order, other relief or action of a type referred to in clause (ii).

Ability to Respond to Certain Unsolicited Acquisition Proposals.  The Transaction Agreement provides that neither S1 nor any of its subsidiaries, nor any of their respective officers, directors or employees, will, and that it will use its reasonable best efforts to cause its and their respective representatives not to (and shall not authorize or give permission to its and their respective representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage the making, submission or announcement of any acquisition proposal, (ii) furnish any nonpublic information regarding S1 or any of its subsidiaries to any person in connection with or in response to an acquisition proposal, (iii) continue or otherwise engage or participate in any discussions or negotiations with any person with respect to any acquisition proposal, (iv) except in connection with a change of recommendation, approve, endorse or recommend any acquisition proposal, or (v) except in connection with a change of recommendation, enter into any letter of intent, arrangement, agreement or understanding relating to any acquisition proposal; provided, however, that S1’s board of directors or any committee thereof shall not be prohibited, directly or indirectly through any officer, employee or representative, prior to the earlier of the Acceptance Time or the receipt of the Company Stockholder Approval, from furnishing nonpublic information regarding S1 or any of its subsidiaries to, or entering into or participating in discussions or negotiations with, any person in response to an unsolicited, bona fide acquisition proposal that the S1’s board of directors or any committee thereof concludes in good faith, after consultation with outside legal counsel and a financial advisor, constitutes or would reasonably be expected to result in a Company Superior Offer if (1) S1’s board of directors or any committee thereof concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such acquisition proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable law, (2) such acquisition proposal did not result from a material breach of the non-solicitation covenant of the Transaction Agreement, (3) prior thereto S1 has given ACI the notice required by the Transaction Agreement, and (4) S1 furnishes any nonpublic information provided to the maker of the acquisition proposal only pursuant to a confidentiality agreement between S1 and such person containing customary terms and conditions that in the aggregate are not materially less restrictive than those contained in the Confidentiality Agreement.

Change of Recommendation; Fiduciary Termination Right.  In the event that S1 receives a Company Superior Offer, the Company’s board of directors has the right, prior to the earlier of the Acceptance Time or receipt of the Company Stockholder Approval, to change its recommendation in respect of the Amended Exchange Offer and/or terminate the Transaction Agreement. However, the Company’s board of directors may not so act in response to a third party’s acquisition proposal unless (i) such proposal is made and not withdrawn, (ii) the board determines in good faith, following consultation with outside counsel and its financial advisor, that such proposal constitutes a Company Superior Offer, (iii) the board determines, following consultation with outside counsel, that the failure to so act would be reasonably likely to result in a breach of the board’s fiduciary duties under applicable law, (iv) the Company provides ACI with five business days written notice of its intent to so act and (v) at the end of such five day period the board again determines that the proposal continues to be a Company Superior Offer and that the failure to so act would be reasonably likely to result in a breach of its fiduciary duties under applicable law. For this purpose, “Company Superior Offer” means a bona fide written acquisition proposal that the Company’s board of directors or any committee thereof determines, in good faith, after consultation with outside legal counsel and a financial advisor (i) is on terms that are more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by the Transaction Agreement (including any proposal by ACI to amend the terms of the Transaction Agreement) after taking into account all of the terms and conditions of such proposal and (ii) is likely to be completed (without material modification of its terms), in each of the cases of clause (i) and (ii) taking into account all financial, regulatory, legal and other aspects of such acquisition proposal (including the timing and likelihood of consummation thereof) and the payment, if any, of the Company termination fee in the amount of $19.14 million.

Conditions to the Consummation of the Amended Exchange Offer and the Merger; Likelihood of Closing.  The Company’s board of directors considered the reasonable likelihood of the consummation of the transactions contemplated by the Transaction Agreement and that ACI’s obligations to purchase shares of S1 Common Stock in the Amended Exchange Offer and to close the Merger are subject to limited conditions, including, in the case of the Amended Exchange Offer, the “minimum tender condition” and the expiration of any applicable waiting period under the HSR Act.

Top-Up Option.  The Company’s board of directors considered that Antelope had been granted a “top-up option” to purchase from S1, under certain circumstances during the two-business day period following the Acceptance Time, or during the two-business day period following the expiration date of any subsequent offering period, up to a number of additional shares of S1 Common Stock sufficient to cause Antelope to own at least one share more than 90% of the S1 shares (after giving effect to the issuance of shares upon exercise of the top-up option), and that this could permit Antelope to consummate the Merger more quickly as a short form merger under Delaware law.

Timing of Closing.  The Transaction Agreement provides that the Amended Exchange Offer will expire, unless otherwise extended, at 5:00 p.m., New York City time, on October 31, 2011, and that ACI will use its reasonable best efforts to effect the Merger as promptly as practicable thereafter.

Opinion of S1’s Financial Advisor.  The Company’s board of directors considered the opinion of Raymond James dated October 3, 2011, to the Company’s board of directors as to the fairness to S1 stockholders, from a financial point of view, of the offer price and the Merger Consideration, as more fully described in the section hereof entitled “Opinion of S1’s Financial Advisor.”

The Combined Company’s Operating Results and Prospects.  The Company’s board of directors considered the current and historical financial condition, results of operations and businesses of S1 and ACI, as well as the combined company’s prospects and the ability of S1 stockholders to benefit through share ownership in the combined company. Among other things, the Company’s board of directors considered:

•	the complementary nature of ACI’s and S1’s products and the combined company’s significant scale and market position with respect to emerging and developed payments markets; and

•	the compelling pro forma financial implications of the combination, including that ACI anticipates that (i) it will achieve increased global scale and annual cost synergies of approximately $30 million with S1, which are expected to contribute to margin expansion, (ii) the transaction will be accretive to full year earnings in 2012, and (iii) the combined company will have a strong financial profile, including a solid balance sheet and substantial liquidity, and generate high free cash flow to support long-term growth.

Failure to Close; Public Announcement.  The Company’s board of directors considered the possibility that the transactions contemplated in the Transaction Agreement may not be consummated, and the effect of the public announcement of the Transaction Agreement, including effects on S1’s operating results and stock price, and S1’s ability to attract and retain key personnel.

The foregoing discussion of information and factors considered and given weight by the Company’s board of directors and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company’s board of directors and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Transaction Agreement and the related reasons for making its recommendation, the Company’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of the Company’s board of directors may have given different weights to different factors and reasons.

In arriving at their respective recommendations, the directors of S1 were aware of the interests of the executive officers and directors of S1 as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c)	Opinion of S1’s Financial Advisor

S1 formally retained Raymond James as its exclusive financial advisor on October 27, 2010. Raymond James began its support of S1 in regard to the Company’s various strategic initiatives in June 2010. As the Company’s discussions with ACI evolved to the point of a potential transaction in September 2011, S1’s board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of S1 Common Stock (except ACI or its affiliates), of the offer price to be paid to such holders in the Amended Exchange Offer and the Merger Consideration to be paid to such holders in the Merger, pursuant to the terms and subject to the conditions set forth in the Transaction Agreement.

At the October 2, 2011 meeting of the S1 board of directors, Raymond James orally informed the S1 board of its opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the offer price provided for in the Transaction Agreement to be paid to the holders of the S1 Common Stock (except ACI or its affiliates) in the Amended Exchange Offer and the Merger Consideration

provided for in the Transaction Agreement to be paid to such holders in the Merger were fair, from a financial point of view, to such holders. The formal opinion, in written form, was subsequently rendered by Raymond James on October 3, 2011.

The full text of the written opinion of Raymond James, dated October 3, 2011, which sets forth assumptions made, matters considered and limits on the scope of review undertaken, is attached as Annex I to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such opinion.

Holders of S1 Common Stock are urged to read this opinion in its entirety. Raymond James’s opinion, which is addressed to the board of directors of S1, is directed only to the fairness, from a financial point of view, of the offer price and the Merger Consideration to be received by the holders of S1 Common Stock (except ACI or its affiliates) pursuant to the Transaction Agreement. Raymond James’s opinion does not constitute a recommendation to any holder of S1 Common Stock regarding whether such holder should tender his or her shares pursuant to the Amended Exchange Offer or regarding any election of the type of consideration to be received for his or her shares that such holder might make and does not address any other aspect of the proposed transactions or any related transaction. Raymond James does not express any opinion as to the likely trading range of ACI common stock following the transactions, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of ACI at that time.

In connection with Raymond James’ review of the proposed transactions and the preparation of its opinion, Raymond James, among other things:

•	reviewed the draft of the Transaction Agreement dated October 1, 2011;

•	reviewed the financial terms and conditions as stated in the Transaction Agreement;

•	reviewed the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2010, as well as the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2011 and March 31, 2011;

•	reviewed other financial and operating information of the Company provided by the Company;

•	reviewed certain other publicly available information on the Company;

•	reviewed and discussed with senior management of the Company the historical and current financial performance of the Company and certain internal financial projections prepared by its senior management, all of which were approved for our use by the Company;

•	reviewed the reported price and trading activity for the shares of the S1 Common Stock;

•	compared financial and stock market information for the Company with similar information for comparable companies with publicly traded securities;

•	reviewed the financial terms of recent business combinations involving companies in comparable businesses; and

•	performed other such analyses and studies, and considered such other factors, as it considered appropriate.

In connection with its review, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by S1, ACI or any other party, and did not undertake any duty or responsibility to verify independently any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of S1. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and relied upon management of S1 to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, Raymond James assumed that the transactions would be consummated on the terms described in the Transaction Agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Transaction Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Transaction Agreement and that all conditions to the consummation of the transactions will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which S1 is a party, as contemplated by the Transaction Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on S1. As used below, the term “Implied Price” means $9.55 per share of S1 Common Stock, which is the relative value of cash and stock consideration (based on the trading price of ACI common stock on September 30, 2011), consisting of $6.62 in cash and 0.1064 shares of ACI common stock, to be received by a tendering S1 stockholder in the Amended Exchange Offer, assuming full proration. Raymond James expressed no opinion as to the underlying business decision to effect the transactions, the structure or tax consequences of the Transaction Agreement or the availability or advisability of any alternatives to the transactions. In the capacity of rendering the opinion, Raymond James reviewed the terms of the Transaction Agreement and offered no judgment as to the negotiations resulting in such terms.

In conducting its investigation and analyses and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) historical and projected revenues, earnings before interest, taxes, depreciation and amortization, net income and capitalization of the Company and certain other publicly held companies in businesses it believed to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the S1 Common Stock; (iv) financial and operating information concerning selected business combinations which it deemed comparable in whole or in part; and (v) the general condition of the securities markets.

The following summarizes the material financial analyses presented by Raymond James to the board of directors of S1 at its meeting on October 2, 2011, which material was considered by Raymond James in rendering the opinion described above. No company or transaction used in any of the analyses described below is directly comparable to S1, ACI or the contemplated transactions.

Trading Analysis.  Raymond James analyzed historical closing prices of S1 between July 26, 2010 and July 25, 2011, which was the last trading day prior to ACI’s initial public announcement of an acquisition proposal, and compared them to the implied value of the offer price and Merger Consideration. The results of this analysis are summarized below:

	Price per	Implied
	Share	Premium

Implied Price	$9.55	—
S1 closing stock price as of July 25, 2011	7.13	33.9%
52-week high S1 stock price (August 24, 2010)	7.65	24.8%
52-week low S1 stock price (June 9, 2011)	4.80	99.0%

Selected Public Companies Analysis.  Raymond James analyzed the relative valuation multiples of nine publicly traded financial technology companies, including:

•	ACI Worldwide, Inc.

•	Actuate Corporation

•	Bottomline Technologies Inc.

•	Fair Isaac Corp.

•	Fidelity National Information Services, Inc.

•	Fiserv, Inc.

•	Jack Henry & Associates Inc.

•	Online Resources Corp.

•	Total System Services, Inc.

Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, preferred stock and minority interest less cash) compared to both revenue and earnings before interest, taxes, depreciation or amortization, adjusted to exclude stock-based compensation, referred to as Adjusted EBITDA, for the most recent actual 12 months results, referred to as TTM, as well as to revenue and Adjusted EBITDA for calendar years ending December 31, 2011 and 2012, referred to as 2011E and 2012E, and (ii) equity value compared to net income using the TTM results as well as Wall Street estimates for the selected companies for 2011E and 2012E. The estimates published by Wall Street research analysts were not prepared in connection with the transactions or at Raymond James’s request and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for S1 implied by the transactions. S1’s financial metrics exclude expenses related to the terminated merger with Fundtech and the proposed transactions in 2011E. The results of the selected public companies analysis are summarized below:

	Enterprise Value/Revenue						Enterprise Value/Adj. EBITDA						Equity Value/Net Income
	TTM		2011E		2012E		TTM		2011E		2012E		TTM		2011E		2012E

Mean	2.0	x	2.0	x	2.0	x	7.8	x	7.3	x	6.7	x	17.2	x	14.8	x	14.6	x
Median	1.9	x	1.9	x	1.9	x	7.2	x	7.2	x	6.5	x	16.8	x	15.1	x	14.2	x
Minimum	1.3	x	1.3	x	1.3	x	6.5	x	5.8	x	6.1	x	12.3	x	10.6	x	9.4	x
Maximum	2.7	x	2.6	x	2.7	x	11.9	x	8.6	x	7.7	x	23.0	x	20.8	x	24.0	x
Implied price	2.0	x	1.8	x	1.8	x	24.5	x	15.1	x	11.8	x	1,026.4	x	71.8	x	31.3	x

Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to S1’s actual and projected financial results and determined the implied equity price per share of S1 Common Stock and then compared those implied equity values per share to the Implied Price. The results of this analysis are summarized below:

	Enterprise Value/Revenue			Enterprise Value/Adj. EBITDA			Equity Value/Net Income
	TTM	2011E	2012E	TTM	2011E	2012E	TTM	2011E	2012E

Mean	$9.52	$10.29	$10.36	$4.20	$5.54	$6.19	$0.16	$2.01	$4.51
Median	9.07	9.93	9.99	3.98	5.49	6.08	0.16	2.03	4.41
Minimum	6.85	7.43	7.17	3.75	4.72	5.79	0.12	1.44	2.91
Maximum	12.41	13.21	13.60	5.53	6.23	6.88	0.22	2.82	7.45
Implied price	$9.55	$9.55	$9.55	$9.55	$9.55	$9.55	$9.55	$9.55	$9.55

Transaction Premium Analysis.  Raymond James analyzed the stock price premiums paid in 46 U.S. merger and acquisition transactions completed since September 1, 2010 with an enterprise value between $250 and $750 million. Raymond James measured each transaction price per share relative to each target’s closing price per share one day, one week and four weeks prior to announcement of the transaction or prior to the target’s Board disclosing the intent to pursue strategic alternatives, receipt of in-bound offers or initiation of a sale process. Raymond James compared the mean, median, minimum and maximum premiums paid from this set of transactions to the Implied Price, expressed as a premium relative to the closing stock price of a share of S1 Common Stock on July 25, 2011, July 19, 2011 and June 28, 2011, which represent one day, one week and four weeks prior to the first public announcement by ACI of its intent to acquire the Company. The results of the transaction premium analysis are summarized below:

	Implied Premium
	1-day	1-week	4-weeks

Mean	33.3%	34.9%	35.8%
Median	30.5%	31.6%	32.3%
Minimum	(10.3)%	(7.6)%	(3.2)%
Maximum	77.0%	87.7%	85.4%
Implied Price	$9.55	$9.55	$9.55
S1 closing stock price per share	$7.13	$7.17	$7.40
Implied Transaction premium	33.9%	33.2%	29.1%

Furthermore, Raymond James applied the mean, median, minimum and maximum premiums for each of the metrics to the Company’s actual corresponding closing stock prices to determine the implied equity price per share and then compared those implied equity values per share to the Implied Price. The results of this analysis are summarized below:

	Implied Equity Price per Share
	1-day	1-week	4-weeks

Mean	$9.51	$9.67	$10.05
Median	9.31	9.43	9.79
Minimum	6.40	6.63	7.17
Maximum	12.62	13.46	13.72
Implied Price	$9.55	$9.55	$9.55

Selected Transaction Analysis.  Raymond James analyzed publicly available information, as well as material non-public information known by Raymond James, relating to selected acquisitions of financial technology companies and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	9/15/2011 Acquisition of Fundtech by GTCR

•	8/16/2011 Acquisition of Bankserv by GTCR

•	5/11/2011 Acquisition of 3i Infotech Global Billings and Payments Division by Cerberus

•	3/24/2011 Acquisition of Mortgagebot LLC by Davis + Henderson Corporation

•	9/21/2010 Acquisition of TrinTech Group plc by Spectrum Equity Partners

•	5/6/2010 Acquisition of iPay Technologies by Jack Henry & Associates

•	3/14/2010 Acquisition of Chordiant Software by Pegasystems

•	11/23/2009 Acquisition of Intuit Real Estate Solutions, Inc. by Vista Equity Partners

•	11/4/2009 Acquisition of I2 Technologies, Inc. by JDA Software Group, Inc.

•	9/7/2009 Acquisition of 170 Systems, Inc. by Kofax plc

•	8/16/2009 Acquisition of Goldleaf Financial Solutions by Jack Henry & Associates

•	4/3/2009 Acquisition of SumTotal Systems by Vista Equity Partners

•	3/31/2009 Acquisition of Metavante Technologies, Inc. by Fidelity National Information Services, Inc.

•	9/3/2008 Acquisition of Captaris Inc. by Open Text, Inc.

•	7/3/2008 Acquisition of Financial Objects plc by Temenos Group AG

•	3/3/2008 Acquisition of Optio Software, Inc. by Bottomline Technologies, Inc

•	8/2/2007 Acquisition of CheckFree Corp. by Fiserv Inc.

•	4/16/2007 Acquisition of FundsXpress, Inc. by First Data

•	2/13/2007 Acquisition of Corillian Corporation by CheckFree Corp.

•	12/29/2006 Acquisition of Carreker Corp. by CheckFree Corp.

•	12/19/2006 Acquisition of John H. Harland Co. by M&F Worldwide Corp.

•	11/21/2006 Acquisition of Digital Insight Corporation by Intuit Inc.

•	10/14/2006 Acquisition of Open Solutions Inc. by The Carlyle Group

•	8/28/2006 Acquisition of P&H Solutions, Inc. by Transaction Systems Architects Inc.

•	5/5/2006 Acquisition of Princeton eCom Corp. by Online Resources Corp.

•	2/1/2005 Acquisition of BISYS’ Info Services Group by Open Solutions Inc.

•	10/18/2004 Acquisition of CGI, U.S. Services to Credit Unions by Open Solutions Inc.

•	9/9/2004 Acquisition of Intrieve, Incorporated by Harland Financial Solutions, Inc.

•	7/9/2004 Acquisition of Incurrent Solutions, Inc. by Online Resources Corp.

•	9/9/2004 Acquisition of InterCept Inc. by Fidelity National Information Services, Inc.

•	4/26/2004 Acquisition of London Bridge Software by Fair Isaac Corp.

•	1/27/2004 Acquisition of Sanchez Computer Associates, LLC by Fidelity National Information Services, Inc.

•	10/23/2003 Acquisition of Magnet Communications, Inc. by Digital Insight Corporation

•	1/23/2003 Acquisition of Alltel Information Services by Fidelity National Information Services, Inc.

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ revenue and EBITDA, in each case for the 12 months ended prior to announcement of the transaction and the 12 months following the closing of the transaction, where such information was available. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for S1 represented by the implied price. Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples to the Company’s actual last 12 months revenue and Adjusted EBITDA and projected 2011E revenue and Adjusted EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the Implied Price. The results of the selected transactions analysis are summarized below:

	Enterprise Value/				Enterprise Value/
	Last Twelve Months				Next Twelve Months
	Revenue		EBITDA(1)		Revenue		EBITDA(1)

Mean	2.3	x	21.4	x	2.3	x	11.5	x
Median	1.8	x	15.6	x	1.9	x	11.2	x
Minimum	0.8	x	5.1	x	0.8	x	4.2	x
Maximum	5.2	x	58.1	x	4.4	x	32.0	x
Implied Price	2.0	x	24.5	x	1.8	x	15.1	x

(1)	EBITDA adjusted to exclude stock-based compensation where such information was readily available.

	Enterprise Value/		Enterprise Value/
	Last Twelve Months		Next Twelve Months
	Revenue	EBITDA(1)	Revenue	EBITDA(1)

Mean	$11.01	$8.68	$11.99	$7.74
Median	$8.94	$6.78	$10.02	$7.63
Minimum	$4.74	$3.30	$5.00	$3.84
Maximum	$22.32	$20.82	$21.32	$18.71
Implied Price	$9.55	$9.55	$9.55	$9.55

(1)	EBITDA adjusted to exclude stock-based compensation where such information was readily available.

Discounted Cash Flow Analysis.  Raymond James analyzed the discounted present value of S1’s projected free cash flows for the quarter ending December 31, 2011 and the years ending December 31, 2012 through 2016 on a standalone basis. Raymond James used unleveraged free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, adjusted to exclude stock-based compensation, less capital expenditures, less investment in working capital. Additionally, based on estimates and analysis provided by the management of S1, Raymond James estimated in its calculations the effect of S1’s net operating losses.

These unleveraged free cash flows and the discounted cash flow analysis were based on projections of the financial performance of S1 that Raymond James understood to represent the best available estimates and judgment of management of S1, as described below in “Projected Financial Information.” As with other such information provided to Raymond James in connection with its review, Raymond James assumed and relied upon the accuracy and completeness of this information, and did not undertake any duty or responsibility to independently verify such projections. Consistent with the periods included in the financial projections, Raymond James used calendar year 2016 as the final year for the analysis and applied multiples, ranging from 8.0x to 10.0x, to calendar 2016 Adjusted EBITDA in order to derive a range of terminal values for S1 in 2016.

The projected unleveraged free cash flows and terminal values were discounted using rates ranging from 10.0% to 14.0%, which reflected the weighted average after-tax cost of debt and equity capital for comparable companies (which cost of capital was necessarily based on market conditions at the time of the analysis). The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at a range of present values per share of S1 Common Stock. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the Implied Price. The results of the discounted cash flow analysis are summarized below:

Equity Value/
per Share

Minimum	$9.15
Maximum	$12.01
Implied Price	$9.55

Additional Considerations.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’s view of the actual value of S1.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of S1. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the board of directors of the Company, and were prepared solely as part of Raymond James’s analysis of the fairness, from a financial point of view, to the holders of S1 Common Stock (except ACI or its affiliates) of the offer price and the Merger Consideration provided for in the Transaction Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into consideration by the board of directors of the Company in making its determination to approve the transactions. Consequently, the analyses described above should not be viewed as determinative of the board’s or management’s opinion with respect to the value of S1. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on October 3, 2011, and any material change in such circumstances and conditions may affect Raymond James’s opinion, but Raymond James does not have any obligation to update, revise or reaffirm that opinion.

Disclosure relating to Raymond James’ fees for services in connection with the transactions, expense reimbursement and indemnification is provided in Item 5 hereof. Over the course of the past few years, Raymond James has acted as a financial advisor to S1 and has received customary fees for its services.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of S1 and ACI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

(d)	Projected Financial Information

The Company makes public projections as to future performance, including with respect to revenue and Adjusted EBITDA. The Company is including prospective financial information herein to provide its stockholders access to certain non-public unaudited prospective financial information that was made available to Raymond James and ACI in connection with the evaluation of a transaction with ACI. These projections were reviewed by Raymond James in connection with rendering its fairness opinion, as described above. These projections include estimates of revenue, Adjusted EBITDA, net income and capital expenditures for the fiscal years 2011 through 2016; the projections furnished to ACI included the same Company estimates for the years 2011 through 2015.

The unaudited prospective financial information set forth below was prepared by, and is the responsibility of, the Company’s management. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with regard to industry performance, general business, economic, regulatory, litigation, market and financial conditions, foreign currency rates, interest on investments, and matters specific to the Company’s business, many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the Company’s most recent filings with the SEC for a description of risk factors with respect to the Company’s business. See also “Cautionary Note Regarding Forward-Looking Statements” herein. The unaudited prospective financial information was not prepared with a view toward public disclosure nor with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The prospective financial information is unaudited and PwC, the independent registered certified public accounting firm for S1, has not examined, compiled or performed any procedures with respect to these projections and, accordingly, PwC does not express an opinion or other form of assurance with respect thereto. Further, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. None of the Company or any of its affiliates, advisors, officers, directors or representatives undertakes any obligation to update or otherwise revise or reconcile the unaudited prospective financial information to reflect circumstances existing after the date it was prepared or reflect the occurrence of future events even if any or all of the assumptions underlying the information are shown to be in error. The inclusion of this unaudited prospective financial information should not be regarded as an indication that the Company or any recipient of the unaudited prospective financial information considered, or now considers, the unaudited prospective financial information to be necessarily predictive of actual future results. The Company has not made any representations or warranties to ACI or Antelope regarding the projections in the Transaction Agreement. Company stockholders should not place undue reliance on the unaudited prospective financial information set forth below.

	Projected
	Fiscal Year Ended December 31,
	2011	2012	2013	2014	2015	2016

Revenue	$252.1	$252.3	$272.2	$289.9	$309.0	$327.5
Adjusted EBITDA(1)	30.4	39.0	51.9	58.7	65.4	70.0
GAAP Net Income	(1.8)	17.6	27.6	32.8	38.5	41.6
Adjusted Net Income(2)	7.7	17.6	27.6	32.8	38.5	41.6
Capital Expenditures	9.9	8.0	8.0	8.5	9.1	9.6
Projected Unleveraged Free Cash Flows(3)	3.1(4)	25.3	33.2	38.2	42.7	46.3

(1)	Adjusted EBITDA is defined herein as earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted to exclude stock-based compensation and transaction-related costs.

(2)	Adjusted Net Income is defined herein as GAAP net income, adjusted to exclude merger and acquisition costs of $9.5 million in 2011.

(3)	Calculation was performed by Raymond James, based on the Company projections for future financial performance.

(4)	For the fourth quarter of 2011.

(e)	Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered for exchange pursuant to the Amended Exchange Offer any shares of S1 Common Stock that they hold of record or beneficially own. The foregoing does not include any shares of S1 Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Item 5 is hereby amended and restated in its entirety as follows:

Pursuant to a letter agreement, the Company has retained Raymond James to act as the Company’s financial advisor in connection with certain corporate transactional matters. Additionally, Raymond James has advised the Company in connection with, among other things, the Company’s analysis and consideration of, and response to, the Original Exchange Offer and the Amended Exchange Offer. Raymond James will receive a cash fee equal to between 0.75% and 1.83% of the aggregate consideration paid in any successful strategic transaction, including, but not limited to, the Amended Exchange Offer (including amounts paid for S1 Common Stock, as well as options, restricted stock, phantom stock, stock appreciation rights and convertible securities, and the outstanding principal amount of interest-bearing notes payable), which fee will depend on the (i) aggregate consideration paid at the closing of such transaction and (ii) the dollar value of the consideration to be paid per share of S1 Common Stock. At the offer price and based on the closing price of ACI common stock on September 30, 2011, Raymond James’ transaction fee would be approximately

$3.56 million. Raymond James will be reimbursed for reasonable out-of-pocket expenses, not to exceed $25,000 without the consent of the Company, and will be indemnified for certain liabilities relating to or arising out of the engagement. Raymond James received a fee of $450,000 in connection with the delivery of its fairness opinion.

Additionally, the Company has retained MacKenzie Partners, Inc. (“MacKenzie”) as an advisor and proxy solicitor in connection with certain corporate transactional matters. The Company will pay customary compensation to MacKenzie for such services and will reimburse MacKenzie for its reasonable out-of-pocket expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

The Company has also retained The Abernathy MacGregor Group (“Abernathy”) as its public relations advisor in connection with certain corporate transactional matters. The Company will pay customary compensation to Abernathy for such services and will reimburse Abernathy for its reasonable out-of-pocket expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Amended Exchange Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Item 6 is hereby amended and restated in its entirety as follows:

No transactions in S1 Common Stock have been effected during the past 60 days prior to the date hereof by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Item 7 is hereby amended and restated in its entirety as follows:

The Company is subject to a non-solicitation covenant under the Transaction Agreement. The Company may, provided that it complies with the requirements of the Transaction Agreement, participate in discussions or negotiations with parties other than ACI in certain circumstances and subject to confidentiality agreements. Except as may be required by law, the Company will not disclose the existence or content of any such discussions with third parties as any such disclosure would violate the terms of the applicable confidentiality agreement and could jeopardize any future negotiations that the Company may conduct.

Except as described in the preceding paragraph or otherwise set forth in herein (including the Exhibits hereto) or as incorporated herein by reference, the Company is not undertaking or engaged in any negotiations in response to the Amended Exchange Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company.

Except as described above or otherwise set forth herein (including the Exhibits hereto) or as incorporated herein by reference, there are no transactions, resolutions of the Company’s board of directors or agreements in principle or signed contracts in response to the Amended Exchange Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Item 8 is hereby amended and restated in its entirety as follows:

(a) Stockholder Approval.  S1 has represented in the Transaction Agreement that the affirmative vote of the holders of a majority of the outstanding shares of S1 Common Stock (if required by applicable law) is the only vote of S1 stockholders which may be necessary in connection with the Merger’s consummation. If following the purchase of shares by Antelope pursuant to the Amended Exchange Offer, Antelope and its affiliates own more than a majority of S1’s outstanding shares, Antelope will be able to effect the Merger without the affirmative vote of any other S1 stockholder.

(b) Top-Up Option.  Pursuant to the Transaction Agreement’s terms in certain circumstances and during the two-business day period following the Acceptance Time, or during the two-business day period following the expiration of any applicable subsequent offering period, if Antelope acquires more than 50% but less than 90% of the shares of S1 Common Stock outstanding, Antelope has the option (the “Top-Up Option”) to purchase from S1 up to the number of additional shares of S1 Common Stock (the “Top-Up Shares”) equal to the lowest number of shares that, when added to the number of S1 shares owned by ACI, Antelope or any ACI subsidiary, constitutes at least one share more than 90% of the S1 shares (after giving effect to the issuance of such shares upon exercise of the Top-Up Option). The aggregate purchase price for the shares purchased pursuant to the Top-Up Option will be determined by multiplying the number of such Top-Up Shares by the greater of (i) the closing price of a share of S1 Common Stock on the Nasdaq Stock Market on the last trading day prior to the Top-Up Option’s exercise or (ii) $10.00, without interest. The purchase price may be paid in cash or by the issuance of a promissory note.

Pursuant to the Transaction Agreement’s terms, the Top-Up Option is exercisable at any one time prior to the earlier to occur of the Effective Time and the Transaction Agreement’s termination in accordance with its terms. Under the Transaction Agreement’s terms, the parties agree to use their reasonable best efforts to cause the Merger to be consummated in accordance with the short form merger provisions of Section 253 of the DGCL (as described below) as close in time as possible to the issuance of the Top-Up Shares.

(c) Short Form Merger.  Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of another company, the parent company may effect a short form merger with that other company without action by the other company’s stockholders. Accordingly, if as a result of the Amended Exchange Offer, the exercise of the Top-Up Option or otherwise, Antelope holds at least 90% of the shares of S1 Common Stock, then, subject to the Transaction Agreement’s terms and conditions, Antelope may effect a short form merger of S1.

(d) U.S. Antitrust Clearance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division” and, together with the FTC, the “Antitrust Agencies”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of shares of S1 Common Stock in the Amended Exchange Offer and the Merger.

Under the HSR Act, the purchase of shares of S1 Common Stock in the Amended Exchange Offer may not be completed until the expiration of a 30 calendar day waiting period followed by the filing by ACI of a Premerger Notification and Report Form concerning the Amended Exchange Offer, unless the waiting period is earlier terminated by the Antitrust Agencies. ACI filed its Premerger Notification and Report Form on July 27, 2011 and subsequently withdrew the filing on August 26, 2011 and refiled it on August 29, 2011. Thereafter, ACI withdrew the filing on September 27, 2011 and refiled it on September 28, 2011. S1 filed a responsive Premerger Notification and Report Form on August 11, 2011. The HSR Act waiting period with respect to the Amended Exchange Offer will expire at 11:59 p.m., Eastern Time, on October 28, 2011, unless earlier terminated or ACI and Antelope receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 30 calendar day waiting period the Antitrust Agencies issue a Second Request to ACI or Antelope, the waiting period would be extended for an additional period of 30 calendar days following the date of substantial compliance by ACI and Antelope with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with ACI’s and Antelope’s consent. The Antitrust Agencies may terminate the additional 30 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Failure by S1 to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of shares of S1 Common Stock in the Amended Exchange Offer. The Merger will not require an additional filing under the HSR Act if Antelope owns at least 50% of the outstanding shares of S1 Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Amended Exchange Offer expires or is terminated.

At any time before or after Antelope’s purchase of S1 Common Stock pursuant to the Amended Exchange Offer, the Antitrust Agencies could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of S1 Common Stock by Antelope or the Merger or seeking the divestiture of S1 Common Stock acquired by Antelope or the divestiture of substantial assets of ACI or its subsidiaries, or of S1 or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Amended Exchange Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Amended Exchange Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the Antitrust Agencies or any state or any other person and the condition relating to antitrust matters in the Transaction Agreement is not satisfied, Antelope may not be obligated to consummate the Amended Exchange Offer.

The purchase of S1 Common Stock pursuant to the Amended Exchange Offer may also be subject to review by the antitrust authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Under the Transaction Agreement, however, the consummation of the Amended Exchange Offer is not conditioned upon receipt of any approval of any governmental authority or expiration of any waiting period under the antitrust laws of those jurisdictions, except for any failures that would reasonably be expected to have a material adverse effect on ACI or S1.

(e) Litigation.  On July 29, 2011, a putative stockholder class action captioned Levitan v. S1 Corp., et al., C.A. No-6730, was filed in the Court of Chancery of the State of Delaware against the Company and the individual members of the Company’s board of directors. The complaint alleged, among other things, that the Company’s directors would breach their fiduciary duties by agreeing to a proposed acquisition of the Company by ACI. Among other things, the complaint sought to enjoin the Company and its directors from completing such a proposed acquisition by ACI or, alternatively, rescission of such a proposed acquisition by ACI in the event the Company and ACI were able to consummate such a transaction. On August 8, 2011, a putative stockholder filed an action in the Court of Chancery of the State of Delaware captioned Mang v. Dreyer, et al., C.A. No. 6760, asserting class and derivative claims against the Company and the individual members of the Company’s board of directors. The complaint alleged, among other things, that the Company’s directors breached their fiduciary duties and committed gross mismanagement and waste by reason of having rejected ACI’s proposal. On August 9, 2011, a putative stockholder class action was filed in the Court of Chancery of the State of Delaware captioned Yu v. S1 Corp., et al., C.A. No. 6771. The complaint alleged, among other things, that the Company’s directors had breached their fiduciary duties by failing to pursue the ACI proposal and/or failing to initiate a bidding or auction process for acquisition of the Company, and by issuing incomplete or misleading disclosures in the Company’s proxy solicitation materials. Both the Mang and Yu complaints sought, among other things, to enjoin both the stockholder vote in connection with, and any consummation of, the Company’s now-terminated merger with Fundtech.

On August 12, 2011, counsel for Plaintiffs Mang and Yu filed a proposed Order of Consolidation and Appointment of Lead Counsel, which would consolidate the Mang and Yu actions and designate the Yu complaint as the operative complaint in the consolidated action. On August 15, 2011, Plaintiff Levitan filed an Amended Verified Class Action Complaint, which no longer sought to enjoin the directors from pursuing the ACI proposal, but instead sought to enjoin the Company’s merger with Fundtech. The Amended Complaint now alleges, among other things, that the Company’s directors breached their fiduciary duties by not adequately considering or pursuing the ACI proposal. On August 17, 2011, counsel for Plaintiffs in all three actions modified the previously-filed request for consolidation so as to request consolidation of all three actions, again designating the Yu complaint as the operative complaint, and advised the Court that the Defendants did not oppose such consolidation. On August 18, 2011, the Court granted the motion and ordered that the three cases be consolidated.

On August 19, 2011, the Court scheduled a hearing on Plaintiffs’ motion for preliminary injunction for September 16, 2011. On August 31, 2011, Plaintiffs filed a Consolidated Amended Complaint that did not substantively alter the claims being advanced or the relief being sought. Subsequent to the Company’s announcement that the meeting for the stockholder vote on the proposals related to the now-terminated merger with Fundtech was to be delayed, the hearing on Plaintiffs’ motion was rescheduled for October 3, 2011.

When the Company announced on September 16, 2011 that the Fundtech transaction was terminated, Plaintiffs requested that the October 3, 2011 hearing be taken off calendar. The Company filed a motion to dismiss the action on September 19, 2011. Briefing on that motion has not yet been completed. Plaintiffs have not sought to amend their complaint so as to challenge the proposed acquisition of the Company by ACI, and the Company is not aware of any such challenge having been brought by any other parties.

(f) Delaware Business Combinations Statute.  The Company is subject to the provisions of Section 203 of the DGCL (“Section 203”) which prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The S1 board of directors has taken all appropriate action so that Section 203, with respect to S1, will not be applicable to the Amended Exchange Offer or the Merger.

(g) Other State Takeover Laws.  A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. The S1 board of directors has taken all appropriate action so that such laws, with respect to S1, will not be applicable to the Amended Exchange Offer or the Merger.

(h) Appraisal Rights.  No appraisal rights are available in connection with the Amended Exchange Offer. However, all shares of S1 Common Stock that are outstanding immediately prior to the Effective Time and that are held by S1 stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) will not be converted into, or represent the right to receive the Merger Consideration. Such stockholders will be entitled to receive payment of the appraised value of the Dissenting Shares held by them in accordance with Section 262 of the DGCL, unless such stockholders have failed to perfect or have effectively withdrawn or lost their rights to appraisal of such Dissenting Shares.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives which may be available to stockholders if the Merger is consummated. Stockholders who tender their shares of S1 Common Stock in the Amended Exchange Offer will not have appraisal rights.

(i)	Information about Golden Parachute Compensation.

Potential Change in Control Payments to Named Executive Officers.  Johann Dreyer, Paul Parrish, Jan Kruger, Pierre Naude and Francois van Schoor are the Company’s named executive officers (the “Named Executive Officers”). As required by SEC rules, the following table presents the calculated value of all compensation that is based upon or otherwise relates to the Amended Exchange Offer and the Merger and would potentially be paid or provided to the Named Executive Officers in connection with the consummation of the Amended Exchange Offer and the Merger. It assumes that the closing date of the Merger is October 31, 2011, and, where applicable, assumes that each named executive officer experiences a qualifying termination of employment as of that date. To the extent applicable, calculations of cash severance are based on the named executive officer’s current base salary and average annual bonus paid for the Company’s 2008-2010 fiscal years. Certain of the amounts payable would vary depending on the actual dates of completion of the closing of the Merger and any qualifying termination.

A narrative discussion explaining the arrangements covering the Named Executive Officers may be found in Item 3 hereof.

Golden Parachute Compensation

	Cash	Equity	Total
Named Executive Officer	($)(1)	($)(2)	($)(3)

Johann Dreyer	$598,121	$2,465,671	$3,063,792
Paul M. Parrish	380,228	1,248,920	1,629,148
Jan Kruger	524,379	901,393	1,425,772
Pierre Naude	268,786	788,293	1,057,079
Francois van Schoor	268,786	805,194	1,073,980

(1)	As described in Item 3 hereof, the potential cash payments for the named executive officers consist of (i) continued payment of base salary and reimbursement of COBRA premiums for one year for Messrs. Dreyer. Parrish, Kruger, Naude and van Schoor, (ii) payment equal to the average annual bonus paid for the previous three calendar years for Messrs. Dreyer. Parrish and Kruger and (iii) reimbursement of up to $100,000 for relocation expenses for Mr. Kruger if Mr. Kruger is required to leave the United States as a result of termination, in each case, payable upon a qualifying termination of employment. Assuming the completion of the Amended Exchange Offer and the Merger, these potential payments will only be payable in the event of a termination of employment following the consummation of the Amended Exchange Offer and/or closing of the Merger. These payments are based on the compensation and benefit levels we anticipate to be in effect on October 31, 2011; therefore, if compensation and benefit levels are increased after October 31, 2011, actual payments to a named executive officer could be greater than those provided for above. These payments are also based on the assumption that each Named Executive Officer will not sign the amendment offered to him by the Company and described in greater detail in Item 3 hereof. If any of Messrs. Dreyer, Parrish, Kruger, Naude and van Schoor do sign the amendment described in Item 3, the officer will be entitled to cash in the amounts of $1,757,783, $741,670, $929,973, $518,786, or $518,786, respectively, as applicable (instead of the cash amounts indicated above).

The three amounts are broken down as follows:

	Salary Continuation
	and COBRA	Average	Relocation
	Reimbursement	Annual Bonus	Expenses
Named Executive Officer	($)	($)	($)

Johann Dreyer	$433,289	$164,832	$—
Paul M. Parrish	318,786	61,442	—
Jan Kruger	343,786	80,593	100,000
Pierre Naude	268,786	—	—
Francois van Schoor	268,786	—	—

The COBRA reimbursement and base salary continuation components of the cash severance, respectively, for each named executive officer are as follows: (i) Mr. Dreyer, $18,289 and $415,000; (ii) Mr. Parrish, $18,786 and $300,000; (iii) Mr. Kruger, $18,786 and $325,000; (iv) Mr. Naude, $18,786 and $250,000; and (v) Mr. van Schoor, $18,786 and $250,000. The base salary continuation component is based on the assumption that each Named Executive Officer will not sign the amendment offered to him by the Company and described in greater detail in Item 3 hereof. If any of Messrs. Dreyer, Parrish, Kruger, Naude and van Schoor do sign an amendment as described in Item 3 hereof, the COBRA reimbursement and base salary continuation components of the cash severance, respectively, for each named executive officer are as follows: Mr. Dreyer, $18,289 and $1,245,000; (ii) Mr. Parrish, $18,786 and $600,000; (iii) Mr. Kruger, $18,786 and $650,000; (iv) Mr. Naude, $18,786 and $500,000; and (v) Mr. van Schoor, $18,786 and $500,000.

The average annual bonus component is based on the assumption that each Named Executive Officer will not sign the amendment offered to him by the Company and described in greater detail in Item 3 hereof. If any of Messrs. Dreyer, Parrish and Kruger do sign an amendment as described in Item 3 hereof, the officer will be entitled to an average annual bonus component of $494,494, $122,884, or $161,187, respectively, as applicable.

(2)	As described in Item 3 hereof, the equity amounts consist of the accelerated vesting of equity awards and grants of Transaction Restricted Stock. The following table shows the amounts in this column attributable to the equity awards:

				Resulting
		Resulting	No. of Shares	Consideration
	No. of Shares of	Consideration from	Underlying Unvested	from Unvested
Named Executive Officer	Restricted Stock	Restricted Stock ($)	Stock Options	Stock Options ($)

Johann Dreyer	206,667	$1,939,776	168,334	$525,895
Paul M. Parrish	115,383	1,082,985	53,750	165,935
Jan Kruger	73,750	692,218	68,750	209,175
Pierre Naude	64,750	607,744	57,750	180,549
Francois van Schoor	65,750	617,130	60,250	188,064

Restricted stock shown in the table above includes Transaction Restricted Stock that would be subject to accelerated vesting if the employee’s service is terminated by the Company or its successors or affiliates other than for “cause” prior to the first anniversary of the date of the closing of the Merger; or upon the occurrence of a “corporate transaction” (within the meaning of the Stock Incentive Plan) other than the Amended Exchange Offer and the Merger. The table reflects assumed grants of shares of Transaction Restricted Stock in the amounts of 80,000, 25,000, 25,000, 25,000 and 25,000 for Messrs. Dreyer, Parrish, Kruger, van Schoor and Naude, respectively. These assumed amounts have not yet been granted or approved by the Company’s board of directors or any committee thereof. Pursuant to the instructions to Item 402(t) of Regulation S-K, the value of the restricted stock and unvested stock options was calculated based on a price per share of S1 Common Stock of $9.39 (rounded to the nearest whole cent; the amounts in the table above were calculated without regard to this rounding to the nearest whole cent), which is the average closing market price of the S1 Common Stock from October 4, 2011 to October 10, 2011, the five business days following the first public announcement of the Amended Exchange Offer on October 3, 2011, but does not reflect the amounts that would be payable to Named Executive Officers if the Amended Exchange Offer and the Merger were actually consummated and closed. Accordingly, actual payments may be greater or less than those provided for above. Depending on when consummation of the Amended Exchange Offer and closing of the Merger occurred, certain shares of restricted stock and certain stock options shown as unvested in the table may become vested in accordance with their terms without regard to the Amended Exchange Offer or Merger.

(3)	Payment and benefits to a Named Executive Officer may be less than those provided for above if any payments or benefits are “parachute payments” within the meaning of Section 280G(b)(2) of the Code and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by the Named Executive Officer would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment. Under these circumstances the total amount of such payments and benefits to a Named Executive Officer are reduced to result in the Named Executive Officer receiving the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment.

(j) Cautionary Note Regarding Forward-Looking Statements.  Amended Schedule 14D-9, as amended by this Amendment, contains “forward-looking statements.” These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Such forward-looking statements include the ability of S1, ACI and Antelope to complete the transactions contemplated by the

Transaction Agreement, the possibility of any termination of the Transaction Agreement, and the possible benefits of the Merger. Further risks associated with the Amended Exchange Offer include the risk that (i) S1’s customers may delay or refrain from purchasing S1’s products and services due to uncertainties about S1’s future, (ii) key employees may pursue other opportunities due to concerns as to their employment security, (iii) litigation will be instituted which will result in significant costs, (iv) the Amended Exchange Offer will not be completed on a timely basis, (v) ACI may not achieve the synergies and other expected benefits within the expected time or in the amounts it anticipates, (vi) ACI may not be able to promptly and effectively integrate S1 after the closing, and (vii) committed financing may not be available. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent filings with the SEC (collectively, the “Periodic Reports”). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. The Company undertakes no duty or obligation to revise these forward-looking statements as a result of new information, future developments or otherwise, except as required by applicable law. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s filings with the SEC are not applicable to any forward-looking statements made in connection with the Amended Exchange Offer.

Item 9.	Exhibits.

Item 9 is hereby amended and restated in its entirety as follows:

Exhibit
No.	Description

(a)(1)	Letter to stockholders from the Chairman of the Board and Chief Executive Officer of the Company dated September 13, 2011.
(a)(2)	Press Release issued by the Company on August 31, 2011 (incorporated by reference to Schedule 14A filed by the Company on August 31, 2011).
(a)(3)	Press Release issued by the Company on September 13, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 13, 2011).
(a)(4)	Press Release issued by the Company on September 15, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 15, 2011).
(a)(5)	Press Release issued by the Company on September 16, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 16, 2011).
(a)(6)	Prospectus/Offer to Exchange, dated October 13, 2011 (incorporated by reference to the Post-Effective Amendment No. 1 to ACI’s Registration Statement on Form S-4 filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on October 13, 2011).
(a)(7)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Amendment No. 6 to the Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on October 13, 2011).
(a)(8)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Amendment No. 6 to the Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on October 13, 2011).
(a)(9)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the to the Amendment No. 6 to the Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on October 13, 2011).
(a)(10)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the to the Amendment No. 6 to the Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on October 13, 2011).

Exhibit
No.	Description

(a)(11)	Prospectus/Offer to Exchange, dated September 21, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the initial Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on August 30, 2011).
(a)(12)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the initial Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on August 30, 2011).
(a)(13)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the initial Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on August 30, 2011).
(a)(14)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the initial Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on August 30, 2011).
(a)(15)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the initial Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on August 30, 2011).
(a)(16)	Prospectus/Offer to Exchange, dated September 21, 2011 (incorporated by reference to Exhibit (a)(4)(A) to the Amendment No. 2 to Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on September 15, 2011).
(a)(17)	Prospectus/Offer to Exchange, dated September 21, 2011 (incorporated by reference to Exhibit (a)(4)(A) to the Amendment No. 3 to Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on September 21, 2011).
(a)(18)	Prospectus/Offer to Exchange, dated September 21, 2011 (incorporated by reference to ACI Worldwide, Inc.’s filing pursuant to Rule 424(b)(3) on September 29, 2011).
(a)(19)	Text of joint press release issued by S1 Corporation and ACI Worldwide, Inc. on October 3, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on October 3, 2011).
(a)(20)	Text of letter to S1 Corporation employees issued by S1 Corporation on October 3, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on October 3, 2011).
(a)(21)	Text of letter to S1 Corporation customers issued by S1 Corporation on October 3, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on October 3, 2011).
(a)(22)	Text of notice to S1 Corporation option holders issued by S1 Corporation on October 3, 2011 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on October 3, 2011).
(a)(23)	Opinion of Raymond James & Associates, Inc. dated October 3, 2011 (attached hereto as Annex I).*
(e)(1)	Excerpts from S1 Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 8, 2011 (attached hereto as Annex II).*
(e)(2)	Security First Technologies Corporation Amended and Restated 1995 Stock Option Plan (filed as Appendix B to S1’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 7, 1999 and incorporated herein by reference).
(e)(3)	Amendment to Security First Technologies Corporation Amended and Restated 1995 Stock Option Plan (filed as Exhibit 10.3 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 and incorporated herein by reference).
(e)(4)	Security First Network Bank Amended and Restated Directors’ Stock Option Plan (filed as Exhibit 10.2 to Pre-Effective Amendment No. 2 to S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on August 21, 1998 and incorporated herein by reference).
(e)(5)	Amendment to Security First Network Bank Amended and Restated Directors’ Stock Option Plan (filed as Exhibit 10.1 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).

Exhibit
No.	Description

(e)(6)	Security First Technologies Corporation 1998 Directors’ Stock Option Plan (filed as Exhibit 10.3 to Pre-Effective Amendment No. 1 to S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on July 30, 1998 and incorporated herein by reference).
(e)(7)	Amendment to Security First Technologies Corporation 1998 Directors’ Stock Option Plan (filed as Exhibit 10.2 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).
(e)(8)	S1 Corporation 2003 Stock Option Plan, As Amended and Restated Effective February 26, 2008 (filed as Attachment B to S1’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2008 and incorporated herein by reference).
(e)(9)	Form of Indemnification Agreement by and between S1 and each of its directors and certain executive officers (filed as Exhibit 10 to S1’s Current Report on Form 8-K filed with the SEC on November 14, 2006 and incorporated herein by reference).
(e)(10)	Description of Arrangement for Directors Fees, effective as of June 5, 2010 (filed as Exhibit 10.11 to S1’s Current Report on Form 8-K filed with the SEC on June 9, 2010 and incorporated herein by reference).
(e)(11)	Agreement with Paul Parrish (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 17, 2008 and incorporated herein by reference).
(e)(12)	Agreement with Johann Dreyer dated December 24, 2008 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 24, 2008 and incorporated herein by reference).
(e)(13)	Agreement with Jan Kruger dated December 24, 2008 (filed as Exhibit 10.2 to S1’s Current Report on Form 8-K filed with the SEC on December 24, 2008 and incorporated herein by reference).
(e)(14)	Amendment to Agreement between S1 and Paul Parrish dated August 18, 2009 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on August 18, 2009 and incorporated herein by reference).
(e)(15)	Directors’ Deferred Compensation Plan, effective as of January 1, 2010 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 19, 2009 and incorporated herein by reference).
(e)(16)	S1 Corporation 2010 Management Incentive Plan (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on February 4, 2010 and incorporated herein by reference).
(e)(17)	2011 Management Incentive Plan (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on May 26, 2011 and incorporated herein by reference).
(e)(18)	Agreement with Pierre Naude dated December 24, 2008 (filed as Exhibit 10.16 to S1’s Annual Report on Form 10-K filed with the SEC on March 11, 2011 and incorporated herein by reference).
(e)(19)	Agreement with Francois van Schoor dated December 24, 2008 (filed as Exhibit 10.17 to S1’s Annual Report on Form 10-K filed with the SEC on March 11, 2011 and incorporated herein by reference).
(e)(20)	Transaction Agreement, dated October 3, 2011, by and among, ACI Worldwide, Inc., Antelope Investment Co. LLC and S1 Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on October 3, 2011).
(g)	Not Applicable.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

S1 Corporation

By:	/s/ Paul M. Parrish
Name:     Paul M. Parrish

Title:	Chief Financial Officer

Dated: October 13, 2011

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)	Letter to stockholders from the Chairman of the Board and Chief Executive Officer of the Company dated September 13, 2011.
(a)(2)	Press Release issued by the Company on August 31, 2011 (incorporated by reference to Schedule 14A filed by the Company on August 31, 2011).
(a)(3)	Press Release issued by the Company on September 13, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 13, 2011).
(a)(4)	Press Release issued by the Company on September 15, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 15, 2011).
(a)(5)	Press Release issued by the Company on September 16, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 16, 2011).
(a)(6)	Prospectus/Offer to Exchange, dated October 13, 2011 (incorporated by reference to the Post-Effective Amendment No. 1 to ACI’s Registration Statement on Form S-4 filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on October 13, 2011).
(a)(7)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Amendment No. 6 to the Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on October 13, 2011).
(a)(8)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Amendment No. 6 to the Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on October 13, 2011).
(a)(9)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the to the Amendment No. 6 to the Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on October 13, 2011).
(a)(10)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the to the Amendment No. 6 to the Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on October 13, 2011).
(a)(11)	Prospectus/Offer to Exchange, dated September 21, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the initial Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on August 30, 2011).
(a)(12)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the initial Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on August 30, 2011).
(a)(13)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the initial Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on August 30, 2011).
(a)(14)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the initial Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on August 30, 2011).
(a)(15)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the initial Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on August 30, 2011).
(a)(16)	Prospectus/Offer to Exchange, dated September 21, 2011 (incorporated by reference to Exhibit (a)(4)(A) to the Amendment No. 2 to Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on September 15, 2011).
(a)(17)	Prospectus/Offer to Exchange, dated September 21, 2011 (incorporated by reference to Exhibit (a)(4)(A) to the Amendment No. 3 to Schedule TO filed with the SEC by ACI Worldwide, Inc. and Antelope Investment Co. LLC on September 21, 2011).
(a)(18)	Prospectus/Offer to Exchange, dated September 21, 2011 (incorporated by reference to ACI Worldwide, Inc.’s filing pursuant to Rule 424(b)(3) on September 29, 2011).
(a)(19)	Text of joint press release issued by S1 Corporation and ACI Worldwide, Inc. on October 3, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on October 3, 2011).

Exhibit
No.	Description

(a)(20)	Text of letter to S1 Corporation employees issued by S1 Corporation on October 3, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on October 3, 2011).
(a)(21)	Text of letter to S1 Corporation customers issued by S1 Corporation on October 3, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on October 3, 2011).
(a)(22)	Text of notice to S1 Corporation option holders issued by S1 Corporation on October 3, 2011 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on October 3, 2011).
(a)(23)	Opinion of Raymond James & Associates, Inc. dated October 3, 2011 (attached hereto as Annex I).*
(e)(1)	Excerpts from S1 Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 8, 2011 (attached hereto as Annex II).*
(e)(2)	Security First Technologies Corporation Amended and Restated 1995 Stock Option Plan (filed as Appendix B to S1’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 7, 1999 and incorporated herein by reference).
(e)(3)	Amendment to Security First Technologies Corporation Amended and Restated 1995 Stock Option Plan (filed as Exhibit 10.3 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 and incorporated herein by reference).
(e)(4)	Security First Network Bank Amended and Restated Directors’ Stock Option Plan (filed as Exhibit 10.2 to Pre-Effective Amendment No. 2 to S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on August 21, 1998 and incorporated herein by reference).
(e)(5)	Amendment to Security First Network Bank Amended and Restated Directors’ Stock Option Plan (filed as Exhibit 10.1 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).
(e)(6)	Security First Technologies Corporation 1998 Directors’ Stock Option Plan (filed as Exhibit 10.3 to Pre-Effective Amendment No. 1 to S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on July 30, 1998 and incorporated herein by reference).
(e)(7)	Amendment to Security First Technologies Corporation 1998 Directors’ Stock Option Plan (filed as Exhibit 10.2 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).
(e)(8)	S1 Corporation 2003 Stock Option Plan, As Amended and Restated Effective February 26, 2008 (filed as Attachment B to S1’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2008 and incorporated herein by reference).
(e)(9)	Form of Indemnification Agreement by and between S1 and each of its directors and certain executive officers (filed as Exhibit 10 to S1’s Current Report on Form 8-K filed with the SEC on November 14, 2006 and incorporated herein by reference).
(e)(10)	Description of Arrangement for Directors Fees, effective as of June 5, 2010 (filed as Exhibit 10.11 to S1’s Current Report on Form 8-K filed with the SEC on June 9, 2010 and incorporated herein by reference).
(e)(11)	Agreement with Paul Parrish (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 17, 2008 and incorporated herein by reference).
(e)(12)	Agreement with Johann Dreyer dated December 24, 2008 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 24, 2008 and incorporated herein by reference).
(e)(13)	Agreement with Jan Kruger dated December 24, 2008 (filed as Exhibit 10.2 to S1’s Current Report on Form 8-K filed with the SEC on December 24, 2008 and incorporated herein by reference).
(e)(14)	Amendment to Agreement between S1 and Paul Parrish dated August 18, 2009 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on August 18, 2009 and incorporated herein by reference).
(e)(15)	Directors’ Deferred Compensation Plan, effective as of January 1, 2010 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 19, 2009 and incorporated herein by reference).
(e)(16)	S1 Corporation 2010 Management Incentive Plan (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on February 4, 2010 and incorporated herein by reference).

Exhibit
No.	Description

(e)(17)	2011 Management Incentive Plan (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on May 26, 2011 and incorporated herein by reference).
(e)(18)	Agreement with Pierre Naude dated December 24, 2008 (filed as Exhibit 10.16 to S1’s Annual Report on Form 10-K filed with the SEC on March 11, 2011 and incorporated herein by reference).
(e)(19)	Agreement with Francois van Schoor dated December 24, 2008 (filed as Exhibit 10.17 to S1’s Annual Report on Form 10-K filed with the SEC on March 11, 2011 and incorporated herein by reference).
(e)(20)	Transaction Agreement, dated October 3, 2011, by and among, ACI Worldwide, Inc., Antelope Investment Co. LLC and S1 Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on October 3, 2011).
(g)	Not Applicable.

*	Filed herewith

Annex I

225 Franklin Street, Suite 2200, Boston, MA 02110 · (617) 624-7000

October 3, 2011

Board of Directors
S1 Corporation
705 Westech Drive
Norcross, GA 30092

Members of the Board:

You have asked us to render a written opinion to the Board of Directors of S1 Corporation (the “Company”) as to the fairness, from a financial point of view, to the stockholders of the Company, of the Offer Price to be paid to holders of the Company Common Stock (as defined below) in the Offer (as defined below) and the Merger Consideration to be paid to holders of the Company Common Stock in the Merger, pursuant to the terms and subject to the conditions set forth in the Transaction Agreement (the “Transaction Agreement”) proposed to be entered into among the Company, ACI Worldwide, Inc. (“ACI” or the “Parent”) and Antelope Investment Co. LLC (“Merger Sub”). The Transaction Agreement provides for, among other things, (i) that the Purchaser shall amend its existing exchange offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 (“Company Common Stock”), at a price per share equal to the Offer Price; and (ii) following consummation of the Offer, Merger Sub shall merge with and into the Company pursuant to which each outstanding share of the Company Common Stock not validly tendered in the Offer will be converted into the right to receive the Merger Consideration. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Transaction Agreement.

In connection with our review of the proposed Transactions and the preparation of our opinion herein, we have, among other things:

1.	reviewed the draft of the Transaction Agreement dated October 1,2011;

2.	reviewed the financial terms and conditions as stated in the Transaction Agreement;

3.	reviewed the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2010, as well as the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2011 and March 31, 2011;

4.	reviewed other financial and operating information of the Company provided by the Company;

5.	reviewed certain other publicly available information on the Company;

6.	reviewed and discussed with senior management of the Company the historical and current financial performance of the Company and certain internal financial projections prepared by its senior management, all of which were approved for our use by the Company;

7.	reviewed the reported price and trading activity for the shares of the Common Stock of the Company;

8.	compared financial and stock market information for the Company with similar information for comparable companies with publicly traded securities;

9.	reviewed the financial terms of recent business combinations involving companies in comparable businesses; and

10.	performed other such analyses and studies, and considered such other factors, as we considered appropriate.

Board of Directors
S1 Corporation
October 3, 2011

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon management of the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have assumed that the final form of the Transaction Agreement will be substantially similar to the draft reviewed by us, and that the Transactions will be consummated in accordance with the terms of the Transaction Agreement without waiver of any conditions thereof.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof, and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Transactions, the structure or tax consequences of the Transaction Agreement or the availability or advisability of any alternatives to the Transactions. We did not structure the Transactions or negotiate the terms of the Transaction Agreement. We have not undertaken to analyze the value of the Parent common stock to be received by holders of Company Common Stock in the Transactions and have assumed for purposes of this opinion that the value of such shares is equal to their market value as of the date of this opinion as reflected by trading on the Nasdaq Global Select Market. This letter does not express any opinion as to the likely trading range of Parent common stock following the Transactions, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Parent at that time. We express no opinion with respect to any other reasons, legal, business or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transactions. This opinion does not address any other payments that may be made to Company employees or Stockholders in connection with the Transactions other than the Offer Price and the Merger Consideration.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, earnings before interest, taxes, depreciation and amortization, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets. The delivery of this opinion was approved by our fairness opinion committee.

In arriving at this opinion, Raymond James & Associates, Inc. (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transactions and will receive a fee for such services, which fee is contingent upon consummation of the Transactions. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Board of Directors
S1 Corporation
October 3, 2011

In the ordinary course of our business, Raymond James may trade in the securities of the Company and ACI for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain investment banking, financial advisory and other services to the Company and its affiliates from time to time, including in the previous two years, for which it has been paid certain fees. Raymond James may also provide investment banking, financial advisory and other services to the Company and its affiliates in the future, for which we would expect to receive compensation.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Transactions and does not constitute a recommendation to any holder of Company Common Stock regarding whether such holder should tender his or her shares pursuant to the Offer or regarding any election of the type of consideration to be received for his or her shares that such holder might make. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Offer Price provided for in the Transaction Agreement to be paid to the holders of the Company Common Stock (except Parent or its Affiliates) in the Offer and the Merger Consideration to be paid to the holders of Company Common Stock (except Parent or its Affiliates) in the Merger are fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Annex II

Excerpts from S1 Corporation Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual
Meeting of Stockholders as filed with the Securities and Exchange Commission on April 8, 2011

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stock Owned by Management and Directors

The following table presents information known to us regarding the beneficial ownership of our common stock as of March 31, 2011 by each of our directors and NEOs and by all of our directors, NEOs and other executive officers as a group. At March 31, 2011, the applicable percentages were based on 53,391,860 shares of our common stock outstanding adjusted for restricted stock and stock options as required by rules promulgated by the SEC. All information as to beneficial ownership has been provided to us by the directors, NEOs and other executive officers, and unless otherwise indicated, each of the directors, NEOs and other executive officers has sole voting and investment power over all of the shares they beneficially own.

	Number	Restricted Stock	Beneficial	Percent of
	of Shares	and Right to	Ownership	Common Stock
Name	Owned(1)	Acquire(2)	Total(3)	Outstanding

Directors
John W. Spiegel	42,040 (4)	122,500	164,540	*
Ram Gupta	19,500	67,500	87,000	*
M. Douglas Ivester	212,000	137,500	349,500	*
Thomas P. Johnson, Jr.	42,000	67,500	109,500	*
Gregory J. Owens	19,500	132,500	152,000	*
Edward Terino	16,500	52,500	69,000	*
Named Executive Officers
Johann Dreyer	158,230	1,171,856	1,330,086	2.4%
Paul M. Parrish	46,674	102,883	149,557	*
Jan Kruger	20,076	250,779	270,855	*
Pierre Naude	14,337	238,414	252,751	*
Francois van Shoor	19,307	180,377	199,684	*
All directors and executive officers as a group (12 persons)	624,553	2,714,686	3,339,239	6.0%

*	Less than one percent

(1)	Excludes shares that may be acquired through the exercise of stock options and the vesting of restricted stock after March 31, 2011.

(2)	Represents shares of common stock that can be acquired upon exercise of options within 60 days from March 31, 2011 and all unvested shares of restricted stock as of March 31, 2011. The holders of unvested shares of restricted stock have sole voting power, but not investment power, with respect to such shares.

(3)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock if that person has or shares voting power or investment power over the security, or has the right to acquire beneficial ownership at any time within 60 days from March 31, 2011. For this table, voting power includes the power to vote or direct the voting of shares and investment power includes the power to dispose or direct the disposition of shares.

(4)	Includes 41,840 shares held in a revocable trust which Mr. Spiegel has shared voting and investment powers with his wife and 200 shares owned directly by Mr. Spiegel’s wife, over which he has shared voting and investment power.

Principal Stockholders

The following table presents information regarding the beneficial ownership of our common stock as of March 31, 2011 by each person who is known to us to be the beneficial owner of more than 5% of our outstanding common stock. At March 31, 2011, the applicable percentages were based on 53,391,860 shares of our common stock outstanding excluding shares of restricted stock.

	Number of
	Common
	Shares and
	Nature of	Percent of
	Beneficial	Common Stock
Name and Address of Beneficial Owner	Ownership(1)	Outstanding

Wellington Management Company, LLP	4,550,260 (2)	8.5%
280 Congress Street
Boston, MA 02210
ValueAct SmallCap Master Fund, L.P. and related persons	3,988,921 (3)	7.5%
435 Pacific Avenue
Fourth Floor
San Francisco, CA 94133
Cramer Rosenthal McGlynn, LLC	3,978,508 (4)	7.5%
520 Madison Ave
New York, NY 10022
FMR LLC	3,485,500 (5)	6.5%
82 Devonshire Street
Boston, Massachusetts 02109
BlackRock, Inc	3,364,459 (6)	6.3%
40 East 52nd Street
New York, NY 10022

(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock if that person has or shares voting power or investment power over the security, or has the right to acquire beneficial ownership at any time within 60 days from March 31, 2011. For this table, voting power includes the power to vote or direct the voting of shares and investment power includes the power to dispose or direct the disposition of shares.

(2)	According to Schedule 13G/A filed with the SEC on February 14, 2011, Wellington Management Company, LLP in its capacity as investment adviser, reported that it has shared voting power of 2,233,360 shares and shared dispositive power of 4,550,260 shares which are held of record by its clients.

(3)	According to Schedule 13D/A filed with the SEC on September 17, 2010, ValueAct SmallCap Master Fund, L.P., VA SmallCap Partners, LLC, ValueAct SmallCap Management, L.P., ValueAct SmallCap Management, LLC and David Lockwood, the managing member, principal owner and controlling person of VA SmallCap Partners, LLC and ValueAct SmallCap Management, LLC each reported shared voting power and shared dispositive power of 3,998,921 shares.

(4)	According to Schedule 13G/A filed with the SEC on February 1, 2011, Cramer Rosenthal McGlynn LLC, in its capacity as investment adviser, reported that it has sole voting power of 3,872,508 shares and sole dispositive power of 3,978,508 shares.

(5)	According to Schedule 13G filed with the SEC on February 14, 2011, FMR LLC, in its capacity as investment adviser, and Edward C. Johnson 3d each reported sole voting power of 392,400 shares and sole dispositive power of 3,485,500 shares.

(6)	According to Schedule 13G/A filed with the SEC on February 8, 2011, Blackrock, Inc. reported that it has sole voting power and sole dispositive power of 3,364,459 shares.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information with respect to compensation plans under which equity securities of S1 were authorized for issuance to employees, non-employee directors and others as of December 31, 2010:

			Number of Securities
			Remaining Available for
	Number of Securities to be		Future Issuance under
	Issued upon Exercise of		Equity
	Outstanding Options and	Weighted-Average	Compensation Plans
	Vesting of Restricted	Exercise Price of	(Excluding Securities
	Stock	Outstanding Options	Reflected in Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by stockholders	6,497,179	$5.82	1,214,340
Equity compensation plans not approved by stockholders(1)	645,374	11.52	—

Total	7,142,553	$6.38	1,214,340

(1)	As of December 31, 2010, we had outstanding stock option awards previously granted under the following equity incentive plans not approved by our stockholders: S1 Corporation 1997 Employee Stock Option Plan, Security First Technologies Corporation 1998 Directors’ Stock Option Plan and Software Dynamics, Incorporated 1998 Stock Incentive Plan. These plans are closed to new grants.

TRANSACTIONS WITH MANAGEMENT AND RELATED PARTIES

We recognize that related party transactions can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than our best interests and the best interests of our stockholders. Our Code of Ethics, which is available in the Investor Relations section of our website, www.s1.com, provides that directors and employees must avoid potential or actual conflicts of interest, as well as even the appearance of such a conflict, and requires internal reporting of any potential conflict of interest, including potential related party transactions. Any potential related party transaction must be reported to our Chief Legal Officer and Internal Auditor and may be consummated or may continue only if the transaction is on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party. In addition, the Company requires each of its directors and executive officers on an annual basis to complete a directors’ and officers’ questionnaire that elicits information about related party transactions (which include transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest). The Company annually reviews all transactions and relationships disclosed in the directors’ and officers’ questionnaires to determine if a reportable related party transaction exists and should be disclosed in our Annual Report on Form 10-K. In addition, the Company’s management reports potential and reported related party transactions to the Board of Directors for its review and consideration. A director may not participate in the approval or ratification of any transaction in which he is a related party, but must provide the Board of Directors with all material information concerning the transaction.

COMPENSATION DISCUSSION AND ANALYSIS

This section provides information regarding the compensation program in place for our Chief Executive Officer, Chief Financial Officer and the three most highly-compensated executive officers other than the Chief Executive Officer and Chief Financial Officer as of December 31, 2010. Collectively, these individuals are referred to as our Named Executive Officers or “NEOs”.

Executive Summary

Our executive compensation program is designed to motivate our employees to achieve corporate goals that enhance stockholder value and enable the Company to attract and retain exceptionally talented employees. The

Compensation Committee believes strongly in pay for performance, and the Committee continued to administer the executive compensation program in 2010 with the pay for performance philosophy firmly in mind as there were no increases in the base salaries of our NEOs for the second year in a row. Additionally, there were no increases in the variable incentive compensation targets of our NEOs in 2010. In order to continue to align the interests of our NEOs with those of our stockholders, compensation changes for our NEOs in 2010 were limited solely to the long-term equity incentive component of total compensation.

As reported in further detail in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, our 2010 financial results were impacted by lower professional services revenue in our Banking: Large Financial Institution segment and by an increase in development and professional services costs in our Banking: Community Financial Institution segment. Additionally, during 2010, the Company experienced a shift to recognizing more software license revenue over the implementation period using the percentage of completion method rather than upon delivery as larger and more complex sales opportunities were signed, particularly with our payments and corporate online banking solutions. While this revenue shift has an impact on our current and near-term financial results, the Company believes it will provide greater long-term revenue visibility. Despite this revenue model shift, the Compensation Committee believes that the Company’s management team demonstrated its ability to increase sales bookings, revenue backlog, and cash flows, and make prudent investments for future growth. The Compensation Committee did not, however, adjust the financial metrics of the Company’s variable cash incentive plan to take this revenue model shift into account. Accordingly, the Company’s NEOs did not earn any variable cash incentive compensation in 2010.

Philosophy and Objectives of Our Compensation Program

Our Compensation Committee is guided by the following four key principles in determining the compensation of our NEOs:

•	Accountability for Business Performance. Compensation should be tied in part to financial performance so that executives are held accountable through variable compensation for the performance of the Company as a whole. As discussed in the “Components of Executive Compensation” section below, the primary metric used to determine the amount of variable cash incentive compensation paid is earnings before interest, taxes, depreciation, amortization and stock-based compensation expense (“Adjusted EBITDA”). In prior years, certain NEOs’ variable cash incentive compensation was tied to the performance of the business unit for which they were responsible. However, in an effort to further align the interests of the Company’s business units with the overall performance of the Company, each NEO’s variable cash compensation in 2010 was tied to the Adjusted EBITDA metric associated with the overall performance of the Company.

•	Alignment with Stockholder’s Interests. Compensation should be tied in part to the Company’s stock performance through stock options, restricted stock and other equity awards to align executives’ interests with those of the Company’s stockholders. In determining the total amount to be granted annually to a NEO, the Committee generally considers a number of factors, including the amount of unvested stock based equity compensation grants already held by the NEO, dilution, the number of shares of common stock outstanding, responsibility level, future potential, the overall performance of the Company, and the equity-based compensation awards for comparable positions of our peer group described below.

•	Accountability for Individual Performance. Compensation should be tied in part to the individual’s performance to encourage and reflect individual contributions to the Company’s performance. As part of the process of setting compensation for the NEOs, the Compensation Committee annually evaluates individual performance for the completed fiscal year. In connection with this individual performance evaluation, the Compensation Committee considers each NEO’s achievements in corporate or business unit leadership and management compared to past periods and the potential to develop favorably consistent achievements in the future, the NEO’s level of responsibility within the organization, and the NEO’s prior experience. In the case of our NEOs, other than the Chief Executive Officer, the Compensation Committee conducts its individual performance evaluation based in part on the subjective assessment provided by Mr. Dreyer, the Company’s Chief Executive Officer, with respect to each such NEO’s performance during the prior year. We do not apply formulas or assign these factors specific mathematical weights. Instead, the

Compensation Committee’s decision-making process generally involves the Committee’s informed judgment and discretion with respect to individual executive performance in the context of many considerations and criteria, none of which are individually controlling.

•	Competition. Compensation should reflect the competitive nature of the software industry and the competitive market for exceptional talent, especially in upper level positions, so the Company can attract, retain, and motivate talented employees.

Components of Executive Compensation

In 2008, the Company engaged a compensation consultant, Radford, to work with the Company to identify an appropriate peer group of companies. The Compensation Committee ultimately selected the following 24 publicly-traded companies:

ACI Worldwide	DealerTrack Holdings	Manhattan Associates	Radiant Systems
Advent Software	Eclipsys(1)	MicroStrategy	Solera Holdings
Blackbaud	Epicor Software	MSC Software(1)	SPSS Inc.(1)
Bottomline Technologies	EPIQ Systems	Omniture(1)	Tier Technologies
Chordiant Software(1)	Hypercom	Online Resources Corporation	The TriZetto Group(1)
CyberSource(1)	Jack Henry & Associates	Pegasystems	Tyler Technologies

(1)	These companies were acquired subsequent to the selection of the peer group.

These companies were selected because they were technology companies primarily focused on software, and had revenues between $200 million and $500 million, with the median revenue being approximately $277 million. Radford then gathered market data, including proxy data and data from its Radford Executive Survey, about the base salaries, annual cash incentive, and equity compensation provided by these peer group companies. As part of the annual review conducted by the Compensation Committee in May and June 2010, the Compensation Committee reviewed this information, along with compensation information provided by the Company’s human resources department, to assess the competitiveness of the compensation for our NEOs. The Compensation Committee does not target any specific element of compensation, or total compensation, to a specific point or range in the peer group data but uses the data as a factor in setting compensation levels. The other factors noted in our philosophy above may therefore drive target compensation levels that vary between each of our NEOs and from the range of compensation paid by the peer group companies.

The main components of compensation paid to our NEOs in 2010 consisted of the following: base salary, variable cash incentive awards, and long-term equity incentive awards. Because NEOs are generally more able to affect the Company’s results, we believe that a significant portion of their pay should be linked to the Company’s overall performance. We do not have any formal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among the different forms of non-cash compensation. Instead, the Compensation Committee determines what it believes to be the appropriate level and mix of the various compensation components based on recommendations from our Chief Executive Officer, Company performance against stated objectives, individual performance, and overall comparisons to the above referenced peer group information.

Base Salary.  Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our NEOs. When establishing base salaries, the Compensation Committee considers the market data of compensation levels in the peer group, as well as a variety of other factors including the executive’s scope of responsibility, individual performance, prior employment experience and salary history, and our financial performance. The individual performance, as described above in key principles in determining compensation, is evaluated annually during our compensation review process. As part of the annual review conducted by the Compensation Committee in May and June 2010, the base salaries of our NEOs were not changed from the levels originally set in 2008.

Variable Cash Incentive Awards.  Our NEOs are eligible for variable cash incentives primarily based on the achievement of specific financial (Adjusted EBITDA) objectives associated with the overall results of the Company. The Compensation Committee believes that Adjusted EBITDA is an appropriate measure for determining variable cash incentive awards since our Company uses Adjusted EBITDA as a measure of operating performance to assist it in comparing performance from period to period on a consistent basis; as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; and in communications with the Board of Directors, stockholders, analysts and investors concerning our financial performance. We believe the Adjusted EBITDA targets for 2010 were set at challenging levels that required the Company to achieve strong revenue growth while controlling costs in order to meet the targets. We also believed that the Adjusted EBITDA targets were attainable if the Company had what we considered to be a successful year. However, the Adjusted EBITDA targets that were set for 2010 did not anticipate the shift the Company experienced in 2010 to recognizing more software license revenue over the implementation period using the percentage of completion method rather than upon delivery and the Adjusted EBITDA targets were not changed during 2010 to take this shift into account.

Under the terms of the 2010 variable cash incentive plan, our NEOs were entitled to:

•	100% of their annual cash incentive target if they met their budgeted Adjusted EBITDA target;

•	Between 50% and 100% if they met or exceeded a minimum Adjusted EBITDA target but did not meet their budgeted Adjusted EBITDA target; and

•	Between 100% and 200% if they exceeded their budgeted Adjusted EBITDA target and performed up to a maximum Adjusted EBITDA target.

Our NEOs were generally not entitled to any variable cash incentive compensation if the applicable minimum Adjusted EBITDA target was not met and, for 2010, this target was not met primarily as a result of missed revenue targets for professional services and the increase in the percentage of projects where revenue is recognized using the percentage of completion method. Accordingly, our NEOs did not receive any variable cash compensation for 2010. We expect to adopt a variable cash incentive plan for 2011, updated to take the Company’s 2011 financial targets into account, that will generally operate in a similar manner as the plan did in 2010 except that, in addition to an Adjusted EBITDA target, we expect a portion of the variable cash incentive compensation to be linked to a total Company revenue target.

Long-Term Incentive Compensation.  We use stock-based compensation awards, including service-based stock options, restricted stock, and stock appreciation rights, to provide long-term incentive compensation. The Compensation Committee endorses the position that stock ownership by management is beneficial in aligning management’s and stockholders’ interests in the enhancement of stockholder value. The purpose of stock-based compensation awards is to provide an opportunity for the recipients to acquire or increase a proprietary interest in the Company, thereby creating a stronger incentive to expend maximum effort for our long-term growth and success, and encouraging recipients to remain in our employment. Consistent with the Company’s compensation philosophy as described above, individuals at higher levels generally received a greater proportion of total pay in the form of equity. Historically, stock based compensation awards were primarily granted in the form of options to purchase shares of our common stock. In 2006, we began issuing restricted stock awards and cash settled stock appreciation rights, in addition to stock options, in an effort to reduce the number of shares being issued under our equity incentive plan. Starting in 2009, the Company placed a greater emphasis on restricted stock awards. One of the key reasons for this is the belief that restricted stock is a more predictable equity incentive than stock options or stock appreciation rights and therefore more meaningful to the recipient. The Compensation Committee believes this could provide a greater long-term incentive for the recipient to remain with the Company through the vesting period.

The Compensation Committee determined the size of the awards of equity-based compensation for our NEOs primarily to be at levels the Compensation Committee believed was appropriate to retain and motivate these executives in light of their individual performance and the performance of the Company. While our Compensation Committee does not formally “benchmark” awards or have formal guidelines regarding the amount of such awards, the Compensation Committee considered the overall performance of the Company and business unit, as applicable, the equity-based compensation awards for comparable positions of our peer group as described above, compensation information provided by the Company’s human resources department, and the following individual performance achievements:

•	Johann Dreyer: Mr. Dreyer demonstrated strong leadership in managing the Company through a challenging economic environment that particularly impacted the markets in which the Company operates and in establishing a culture focused on consistently increasing customer satisfaction levels.

•	Paul Parrish: Mr. Parrish demonstrated strong leadership in managing our finance organization, including quickly gaining an understanding of the Company’s operations after joining the Company in January 2009, continuing to develop strong relationships throughout the organization, and continuing to develop financial reporting packages and systems.

•	Jan Kruger: Mr. Kruger demonstrated strong leadership in managing our Banking: Large Financial Institution business, including increasing customer satisfaction levels, implementing a number of product quality initiatives, and reducing various business unit inefficiencies.

•	Pierre Naude: Mr. Naude demonstrated strong leadership in managing our Banking: Community Financial Institution business, including implementing strong organizational processes, strengthening the management team of this business, improving customer relationships, and continuing to mentor various employees in the organization.

•	Francois van Schoor: Mr. van Schoor demonstrated strong leadership in managing our Payments business, including driving revenue and sales growth, continuing to develop the management team of this business, and providing strong strategic input and analysis.

See the “Grants of Plan Based Awards in 2010” table below for information on the equity awards granted to the NEOs in 2010. The Board of Directors, upon the recommendation of the Compensation Committee, approved all equity awards granted by the Company in 2010. The grant date of these equity awards was the date of approval by the Board of Directors and the exercise price was the closing price of our common stock as of such date, except for equity awards granted to new hires, in which case the exercise price was the closing price of our common stock on their first day of employment.

Perquisites.  From time to time we provide executive perquisites that the Compensation Committee believes are reasonably consistent with its overall compensation program and are attractive components of the total pay package in hiring and retaining executives in key positions. These perquisites are described in the footnotes following the “Summary Compensation” table.

Other Benefits.  In addition to the compensation paid to our NEOs described above, NEOs, along with and on the same terms as other employees of the Company, receive certain benefits, including participation in our 401(k) Plan and matching contributions, medical, prescription, dental, disability, employee life, group life, accidental death or travel accident insurance benefits.

Internal Revenue Code Sections 162(m) and 409A.  Section 162(m) of the Internal Revenue Code of 1986 (the “Code”) disallows publicly traded companies from receiving a tax deduction on compensation paid to executive officers in excess of $1 million (section 162(m) of the Code), unless, among other things, the compensation meets the requirements for performance-based compensation. The Compensation Committee considers the deductibility limit for compensation when awarding equity-based compensation. Our 2003 Stock Incentive Plan, as Amended and Restated effective February 26, 2008, contains provisions to allow option grants, restricted stock grants and stock appreciation rights to qualify for an exemption from this limit. However, we may from time to time pay compensation to our senior executives that may not be deductible if there are non-tax reasons for doing so. For example, separation agreements with our executive officers may contain provisions for accelerated vesting of full value equity awards due to termination by the Company without cause or by the employee with good reason. As a result, for performance periods beginning on or after January 1, 2010, full value equity awards covered by any such accelerated vesting provision would not meet the criteria to qualify as performance-based compensation. We have also structured our executive compensation program with the intention that it comply with

Section 409A of the Code which may impose additional taxes on our senior executives for certain types of deferred compensation that are not in compliance with Section 409A.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table sets forth the compensation earned during the applicable fiscal years by our NEOs.

				Stock	Option	Non-Equity	All Other
			Bonus	Awards	Awards	Incentive	Compensation
Name and Principal Position	Year	Salary ($)	($)(1)	($)(2)(3)	($)(2)(3)	Compensation ($)	($)(4)(5)	Total ($)

Johann Dreyer	2010	$415,000	$—	$484,000	$435,820	$—	$4,900	$1,339,720
Chief Executive Officer	2009	415,000	—	1,424,000	304,399	251,714	4,900	2,400,013
and Director	2008	395,000	—	638,000	642,803	242,780	4,500	1,923,083
Paul M. Parrish	2010	300,000	—	151,250	133,167	—	4,900	589,317
Chief Financial Officer	2009	292,046	43,000	999,997	76,100	122,884	5,038	1,539,065
Jan Kruger	2010	325,000	—	151,250	133,167	—	4,900	614,317
Group President	2009	325,000	—	356,000	91,320	28,125	4,900	805,345
	2008	300,000	—	127,600	128,561	213,656	4,500	774,317
Pierre Naude	2010	250,000	—	151,250	133,167	—	4,900	539,317
Group President	2009	250,000	—	256,320	54,792	206,685	4,900	772,697
	2008	243,500	—	76,560	77,136	169,198	4,432	570,826
Francois van Schoor	2010	250,000	—	151,250	133,167	—	—	534,417
Group President	2009	250,000	—	256,320	54,792	172,110	—	733,222
	2008	240,000	—	102,080	102,848	255,000	—	699,928

(1)	Mr. Parrish received a cash bonus of $43,000 in connection with his appointment as Chief Financial Officer in January 2009.

(2)	Stock awards include restricted stock grants. Option awards include the granting of options to purchase shares of common stock. All options have an exercise price equal to the closing price of our common stock on the date of grant. Vesting dates are disclosed in the table “Outstanding Equity Awards at Fiscal Year-End 2010” and associated notes to the table.

(3)	These amounts reflect the total grant date fair value for awards granted in 2010 and do not reflect actual compensation realized by our NEOs. The aggregate grant date fair value of restricted stock and option awards granted within the fiscal year was determined in accordance with FASB ASC Topic 718 for stock-based compensation as required by SEC regulations. The assumptions used in the valuations of the equity awards are explained in Notes 1 and 11 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

(4)	With respect to amounts reported in 2009, consists of 401(k) matching contributions except for Mr. Parrish, which also includes a $1,056 benefit reimbursement upon his hire. With respect to amounts reported in 2010 and 2008, consists of 401(k) matching contributions only.

(5)	The amounts shown in this column exclude medical, disability and certain other benefits received by NEOs that are generally available to all of our employees.

Grants of Plan-Based Awards in 2010

The following table summarizes the non-equity incentive plan and equity awards granted to our NEOs during 2010.

					All Other	All Other
					Stock Awards:	Option Awards:		Grant Date
		Estimated Future Payouts			Number of	Number of	Exercise or	Fair Value
		Under Non-Equity			Shares of	Securities	Base Price	of Stock
		Incentive Plan Awards(1)			Stock or	Underlying	of Option	and Option
	Grant			Maximum	Units	Options	Awards	Awards
Name	Date	Threshold ($)	Target ($)	($)	(#)(2)	(#)(2)	($/Sh)	($)(3)

Johann Dreyer		$187,500	$375,000	$750,000
	6/5/2010				80,000			$484,000
	6/5/2010					180,000	$6.05	435,820
Paul M. Parrish		80,000	160,000	320,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167
Jan Kruger		122,500	245,000	490,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167
Pierre Naude		110,000	220,000	440,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167
Francois van Schoor		110,000	220,000	440,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167

(1)	Amounts shown as estimated future payments under non-equity incentive plan awards are the target and maximum variable cash incentive each executive was eligible to receive under the 2010 plan. No amounts were earned by the Company’s NEOs under the 2010 non-equity variable cash incentive plan.

(2)	The restricted stock and option awards vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(3)	These amounts reflect the total grant date fair value for awards granted in 2010 and do not reflect actual compensation realized by our NEOs. The aggregate grant date fair value of restricted stock and option awards granted within the fiscal year was determined in accordance with FASB ASC Topic 718 for stock-based compensation as required by SEC regulations. The assumptions used in the valuations of the equity awards are explained in Notes 1 and 11 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Outstanding Equity Awards at Fiscal Year-End 2010

The table below summarizes equity awards held by our NEOs on December 31, 2010. Option awards consist of options to purchase shares of stock and stock appreciation rights. Stock awards consist of restricted stock grants.

	Option Awards				Stock Awards
						Market
	Number of	Number of			Number of	Value of
	Securities	Securities			Shares or	Shares or
	Underlying	Underlying			Units of	Units of
	Unexercised	Unexercised	Option		Stock that	Stock that
	Options	Options	Exercise	Option	have not	have not
	(#)	(#)	Price	Expiratin	Vested	Vested
Name	Exercisable	Unexercisable	($)	Date	(#)	($)(1)

Johann Dreyer(2)	75,000	—	$8.97	12/24/2014
	150,000	—	4.15	11/8/2015
	450,189	—	4.86	11/1/2016
	250,000	—	6.38	5/28/2018
	33,333	66,667	7.12	6/11/2019
	—	180,000	6.05	6/5/2020
					213,334	$1,472,005
Paul M. Parrish(3)	6,250	18,750	7.12	6/11/2019
	—	55,000	6.05	6/5/2020
					132,450	913,905
Jan Kruger(4)	30,000	—	7.02	3/16/2015
	18,891	—	4.26	2/16/2016
	12,219	—	4.26	2/16/2016
	72,169	—	4.86	11/1/2016
	159,717 (7)	—	4.86	11/1/2016
	25,000	25,000	6.38	5/28/2018
	7,500	22,500	7.12	6/11/2019
	—	55,000	6.05	6/5/2020
					72,500	500,250
Pierre Naude(5)	12,500	—	3.75	10/7/2015
	53,744	—	4.15	11/8/2015
	87,170	—	4.86	11/1/2016
	100,000 (7)	—	4.86	11/1/2016
	15,000	15,000	6.38	5/28/2018
	4,500	13,500	7.12	6/11/2019
	—	55,000	6.05	6/5/2020
					58,000	400,200
Francois van Schoor(6)	15,000	—	7.02	3/16/2015
	20,000	—	4.15	11/8/2015
	65,377	—	4.86	11/1/2016
	159,717 (7)	—	4.86	11/1/2016
	20,000	20,000	6.38	5/28/2018
	4,500	13,500	7.12	6/11/2019
	—	55,000	6.05	6/5/2020
					60,000	414,000

(1)	Based on the market closing price of $6.90 per share on December 31, 2010.

(2)	Mr. Dreyer’s 66,667 options expiring in June 2019 will vest over two years with half vesting in June 2011 and half in June 2012 and the 180,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013 and 25% in June 2014. Of the 213,334 unvested shares of restricted stock, 133,334 shares will vest over two years with half in June 2011 and half in June 2012, and 80,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013 and 25% in June 2014.

(3)	Mr. Parrish’s 18,750 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 132,450 unvested shares of restricted stock, 107,450 shares will vest over three years with one-third vesting in January 2011, one-third in January 2012, and one-third in January 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(4)	Mr. Kruger’s 25,000 options expiring in May 2018 will vest over two years with half vesting in May 2011 and half in May 2012, the 22,500 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and the 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 72,500 unvested shares of restricted stock, 10,000 shares will vest over two years with half vesting in May 2011 and half in May 2012, 37,500 shares will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(5)	Mr. Naude’s 15,000 options expiring in May 2018 will vest over two years with half vesting in May 2011 and half in May 2012, the 13,500 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and the 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 58,000 unvested shares of restricted stock, 6,000 shares will vest over two years with half vesting in May 2011 and half in May 2012, 27,000 shares will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(6)	Mr. van Schoor’s 20,000 options expiring in May 2018 will vest over two years with half vesting in May 2011 and half in May 2012, the 13,500 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and the 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 60,000 unvested shares of restricted stock, 8,000 shares will vest over two years with half vesting in May 2011 and half in May 2012, 27,000 shares will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(7)	Represents stock appreciation rights that are settled in cash.

Option Exercises and Stock Vested in 2010

The table below summarizes the value realized upon the vesting of restricted stock in 2010 for our NEOs. There were no exercises of stock options or stock appreciation rights awards in 2010 by our NEOs.

	Stock Awards
	Number of Shares	Value Realized
	Acquired on Vesting	on Vesting
Name	(#)	($)(1)

Johann Dreyer	116,666	$718,496
Paul M. Parrish	35,816	222,417
Jan Kruger	17,500	107,900
Pierre Naude	12,000	74,010
Francois van Schoor	13,000	80,140

(1)	Amounts reflect the market price at the time the restricted stock awards vested.

Potential Payments on Termination or Change in Control

Pursuant to the terms of agreements with Messrs. Dreyer, Parrish, Kruger, Naude and van Schoor, they are entitled to compensation and/or vesting of equity awards in case of (i) termination by the Company without cause or by the executive with “good reason”, (ii) termination by the Company within two years after a “change in control”

without cause or by the executive with good reason, (iii) a change in control, or (iv) death as disclosed below. A summary of the terms “cause”, “good reason”, and “change in control” follows:

•	‘‘Cause” means:

•	the conviction of a felony, indictment by a grand jury (with respect to Messrs. Parrish, Kruger, Naude and van Schoor), or a crime involving moral turpitude (excluding a traffic violation not involving any period of incarceration) or the willful commission of any other act or omission involving dishonesty or fraud with respect to, and materially adversely affecting the business affairs of, the Company or any of its subsidiaries or any of their customers or suppliers;

•	conduct tending to bring the Company or any of its subsidiaries into substantial public disgrace or disrepute that causes substantial and material injury to the business and operations of the Company or such subsidiary;

•	substantial and repeated failure to perform duties of the office held by the executive as reasonably directed by the Company (other than any such failure resulting from the executive’s incapacity due to injury or illness);

•	gross negligence or willful misconduct with respect to the Company or any of its subsidiaries that causes substantial and material injury to the business and operations of the Company or such subsidiary; or

•	any material breach of the executive’s Confidentiality, Non-Disclosure and Non-Solicitation Agreement with the Company.

•	‘‘Good Reason” means:

•	a material reduction in the scope of the executive’s duties without his written consent; or

•	any requirement by the Company, without the written consent of the executive, that the executive relocate to a place more than 50 miles from Norcross, Georgia to perform his duties; provided that in each of the circumstances set forth in the two immediately preceding bullet points (i) the executive provides written notice to the Company of such action, (ii) the Company does not remedy such action within thirty (30) days, and (iii) the executive resigns within thirty (30) days following the Company’s failure to remedy such action.

•	‘‘Change in Control” means the earliest to occur of the following:

•	any person becomes the beneficial owner of 50% or more of the total number of voting shares of the Company;

•	any person (other than the persons named as proxies solicited on behalf of the Board) holds revocable or irrevocable proxies, as to the election or removal of two or more directors of the Company, for more than 50% of the total number of voting shares of the Company;

•	any person has commenced a tender or exchange offer, or entered into an agreement or received an option, to acquire beneficial ownership of more than 50% of the total number of voting shares of the Company;

•	there is a sale or other transfer of all or substantially all of the assets of the Company; or

•	as the result of, or in connection with, any cash tender or exchange offer, merger, or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transaction shall cease to constitute at least a majority of the Board or any successor corporation.

Notwithstanding the above, a “change in control” will not be deemed to have occurred under the second and third bullet points above if, within 30 days of such action, the Board (by a two-thirds affirmative vote of the directors in office before such action occurred) makes a determination that such action does not and is not likely to constitute a change in control of the Company.

Termination by the Company without cause, by the executive with good reason, or within two years following a Change in Control (“CIC”).  The following table summarizes the terms of agreements with Messrs. Dreyer, Parrish, Kruger, Naude and van Schoor with respect to termination by the Company without cause, by the executive with good reason, or within two years following a CIC.

	Termination w/o Cause	Termination w/in Two Years after CIC w/out
	or by Executive w/Good Reason	Cause or by Executive w/Good Reason

Johann Dreyer	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and vesting of equity awards that would have vested within 24 months of termination	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and full vesting of all equity awards
Paul Parrish	Salary and reimbursement of COBRA premiums for one year and a cash payment equal to the average variable cash incentives paid over the previous three years	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and full vesting of all equity awards
Jan Kruger(1)	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and reimbursement up to $100,000 for relocation expenses if required to leave the United States as a result of termination	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years, full vesting of all equity awards and reimbursement up to $100,000 for relocation expenses if required to leave the United States as a result of termination
Pierre Naude	Salary and reimbursement of COBRA premiums for one year	Salary and reimbursement of COBRA premiums for one year and full vesting of all equity awards
Francois van Schoor	Salary and reimbursement of COBRA premiums for one year	Salary and reimbursement of COBRA premiums for one year and full vesting of all equity awards

(1)	Reimbursement of relocation expenses only applies to termination without cause.

Change in control without termination.  Of our NEOs, only Mr. Dreyer has an agreement in place that is triggered solely by a change in control. His agreement provides for his unvested options and shares of restricted stock that do not, by their terms, become fully vested and exercisable as a result of the change in control to vest as of the date of the change in control in accordance with the formula set forth in the first bullet point below. Additionally, so long as Mr. Dreyer is continuously employed, certain of his remaining unvested options and shares of restricted stock will vest monthly as set forth in the second bullet point below. Any remaining unvested options and shares of restricted stock will vest in accordance with the terms as in effect before the change in control.

•	As of the date of the change in control, each such option and restricted stock grant shall become vested and exercisable to the extent of (A) two-thirds of the unvested shares multiplied by (B) a fraction, the numerator of which is the number of full calendar months between (i) the most recent date on which such option and restricted stock grant became vested and exercisable (the “Most Recent Vesting Date”) and (ii) the date of the change in control, and the denominator of which is the number of full calendar months between the Most Recent Vesting Date and the date on which such option and restricted stock grant would have become fully vested and exercisable as a result of his continued employment by the Company, assuming such employment continued (the “Remaining Vesting Term”); and

•	As of the end of each full calendar month commencing on or after the date of the change in control, so long as his continuous employment by the Company has not ended, each such option and restricted stock grant shall become vested and exercisable to the extent of two-thirds of the unvested shares divided by the number of full calendar months in the Remaining Vesting Term.

Death.  Our equity agreements generally provide that all unvested equity awards held by an NEO will vest upon the death of the NEO so long as the NEO has completed at least two years of continuous service with the Company. The agreements with our NEOs do not trigger any additional compensation upon the death of an NEO.

Potential termination and change in control scenarios.  We have used December 31, 2010 as the measurement date for calculating the potential payments and fair value of vesting equity awards in the following table.

			Cash		Options	Stock
		Severance	Incentives	Benefits	Awards	Awards
Name	Event	($)(1)	($)	($)(2)	($)(3)	($)(3)

Johann Dreyer	Termination w/o cause or by executive w/good reason	$415,000	$164,831	$18,289	$76,500	$1,196,005
	Change in Control (“CIC”)	—	—	—	29,546	365,586
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	415,000	164,831	18,289	153,000	1,472,005
	Death	—	—	—	153,000	1,472,005
Paul Parrish	Termination w/o cause	300,000	61,442	18,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause	300,000	61,442	18,786	46,750	913,905
	Death	—	—	—	—	—
Jan Kruger	Termination w/o cause or by executive w/good reason	325,000	80,594	118,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	325,000	80,594	118,786	59,750	500,250
	Death	—	—	—	59,750	500,250
Pierre Naude	Termination w/o cause or by executive w/ good reason	250,000	—	18,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	250,000	—	18,786	54,550	400,200
	Death	—	—	—	54,550	400,200
Francois van Schoor	Termination w/o cause or by executive w/ good reason	250,000	—	18,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	250,000	—	18,786	57,150	414,000
	Death	—	—	—	57,150	414,000

(1)	Based on each NEO’s salary as of December 31, 2010.

(2)	Amounts in this column reflect payments for the estimated reimbursement of COBRA premiums over the severance period except for Mr. Kruger, which also includes $100,000 of expense reimbursement for relocating outside of the United States if he is terminated without cause and is required to leave the United States as a result of such termination.

(3)	Amounts in these columns include the value, at December 31, 2010, of the accelerated vesting of unvested restricted stock and options based on their settlement as of December 31, 2010 at a stock price of $6.90, the closing price of our common stock on such date. Certain options that would potentially vest had a settlement value of $0 as the exercise price was greater than the potential settlement price of $6.90 on December 31, 2010.

Director Compensation

In 2010, our non-employee directors were compensated with cash payments, stock options and restricted stock awards. Cash compensation varies among the non-employee directors based on the positions held and the number of Board and Committee meetings attended. Directors who are employees receive no additional compensation for serving on the Board or its Committees. Director compensation is typically reviewed annually. In 2009, the Company retained an outside compensation consultant, Radford, an Aon Consulting Company (“Radford”), to assess the Company’s non-employee director compensation practices and provide recommendations to the Compensation Committee. In connection with this assessment, Radford reviewed and evaluated our director compensation practices and the director compensation practices of a peer group of companies and provided data and analysis to assist the Compensation Committee in structuring our director compensation program.

The table below summarizes the compensation for each of our non-employee directors during 2010.

	Fees Earned or	Stock	Option
	Paid in Cash	Awards	Awards	Total
Name	($)(1)(2)	($)(1)(3)(4)	($)(1)(4)	($)

John W. Spiegel	$141,000	$36,300	$24,212	$201,512
Ram Gupta	158,000	36,300	24,212	218,512
M. Douglas Ivester	115,500	36,300	24,212	176,012
Thomas P. Johnson, Jr.	118,500	36,300	24,212	179,012
Gregory J. Owens	100,500	36,300	24,212	161,012
Edward Terino	120,500	36,300	24,212	181,012

(1)	Our annualized compensation arrangement for non-employee members of our Board of Directors during 2010 was as follows:

	Fee Structure
	January 2010 to	June 2010 to
	June 2010(a)	December 2010

Annual retainer (Board Chairman)	$100,000	$100,000
Annual retainer (excluding Board Chairman)	35,000	35,000
Board meeting attended	2,000	2,000
Audit Committee annual chair retainer	20,000	20,000
Corporate Governance and Nominating Committee, Strategic Planning Committee and Compensation Committee annual chair retainers	15,000	15,000
Committee meeting attended	1,500	2,000
Annual Yodlee Board representation retainer(b)	15,000	15,000
Yodlee Board meeting attended(b)	—	2,000

	# of	# of
	Shares(c)	Shares(d)

Annual stock option grant	10,000	10,000
Annual restricted stock grant	6,000	6,000

(a)	These compensation arrangements were in effect until June 4, 2010.

(b)	As of December 31, 2010, we own approximately 13% of Yodlee, Inc. (“Yodlee”). Mr. Gupta, who serves as one of our directors, also served as a member of Yodlee’s Board of Directors as the Company’s representative on the Yodlee Board. In December 2010, Mr. Gupta received a payment of $60,000 in recognition of his completion of service as the Company’s representative on the Board of Directors of Yodlee.

(c)	Stock options and restricted stock grants vested quarterly starting July 1, 2009 through April 1, 2010 and were granted on June 11, 2009 with a per share market price of $7.12.

(d)	Stock options and restricted stock grants vested quarterly starting July 1, 2010 through April 1, 2011 and were granted on June 5, 2010 with a per share market price of $6.05.

(2)	Messrs. Spiegel and Ivester participated in the Directors’ Deferred Compensation Plan (the “Deferred Compensation Plan”), as discussed below, for all cash fees earned in 2010.

(3)	Messrs. Spiegel, Ivester, Johnson and Terino participated in the Deferred Compensation Plan for all restricted stock awards that vested in 2010.

(4)	These amounts reflect the total grant date fair value for awards granted in 2010 and do not reflect actual compensation realized by our non-employee directors. The aggregate grant date fair value of restricted stock and option awards granted within the fiscal year was determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718 for stock-based compensation as required by SEC regulations. The assumptions used in the valuations of the equity awards are explained in Notes 1 and 11 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Deferred Compensation Plan.  Our Deferred Compensation Plan is a non-qualified deferred compensation plan for non-employee directors of the Company that was effective as of January 1, 2010. The Deferred Compensation Plan is an unfunded plan maintained for the purpose of providing non-employee directors of the Company an opportunity to defer some or all of their cash (both retainer and meeting fees) and equity awards (other than option grants) until after their service on the board has ended. For cash fees deferred, phantom units are issued on the first day of each quarter for that quarter’s retainer fees and meeting fees for the prior quarter divided by our closing stock price on the first day of the quarter. These phantom deferred cash units track the value of the Company’s common stock until distributed pursuant to the terms of the Deferred Compensation Plan.

Directors’ Outstanding Equity Awards at Fiscal Year-End 2010.  The table below summarizes equity awards held by our directors on December 31, 2010. Option awards consist of options to purchase shares of stock and stock awards consist of restricted stock grants.

	Option Awards	Stock Awards	Deferred	Deferred
	Outstanding	Unvested	Stock Units	Cash Units
Name	(#)	(#)	(#)(1)	(#)(2)

John W. Spiegel	121,000	3,000	6,000	22,128
Ram Gupta	66,000	3,000	—	—
M. Douglas Ivester	136,000	3,000	6,000	16,752
Thomas P. Johnson, Jr.	66,000	3,000	6,000	—
Gregory J. Owens	131,000	3,000	—	—
Edward Terino	51,000	3,000	6,000	—

(1)	Messrs. Spiegel, Ivester, Johnson and Terino participated in the Deferred Compensation Plan for all restricted stock awards that vested in 2010.

(2)	Represents the number of phantom units for the cash fees deferred under the Deferred Compensation Plan. On January 1, 2011, Mr. Spiegel received 1,739 shares of deferred cash units and Mr. Ivester received 2,609 shares of deferred cash units for meeting fees relating to the fourth quarter of 2010. These phantom deferred cash units track the value of the Company’s common stock until distributed pursuant to the terms of the Deferred Compensation Plan.